Exhibit 1.1

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group. In particular, certain statements with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group’s future financial position, income growth, business strategy, projected costs, capital position, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of additional factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in economic conditions globally and in the regions in which the Group conducts its business, including credit market volatility, changes in fiscal or other policies adopted by various governments and regulatory authorities, the effects of competition in the geographic and business areas in which the Group conducts its operations, the ability to increase market share and control expenses, the effects of changes in taxation or accounting standards and practices, acquisitions, future exchange and interest rates and the success of the Group in managing these events. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made.

The Group cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report may not occur. The Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

Financial highlights (unaudited) for the half-year ended June 30, 2008

	Half-year June 30 2008 € m		Half-year June 30 2007 € m		Year December 31 2007 € m
Results
Total operating income	2,445		2,417		4,868
Operating profit	1,103		1,150		2,248
Profit before taxation – continuing operations	1,279		1,318		2,508
Profit attributable to equity holders of the parent	1,040		1,041		1,949

Per € 0.32 ordinary share
Earnings – basic (note 14)	114.0	c	114.7	c	218.0	c
Earnings – diluted (note 14)	113.8	c	113.8	c	216.4	c
Dividend	30.6	c	27.8	c	79.0	c
Dividend payout	27%		24%		36%
Net assets	€10.29		€10.12		€10.61

Performance measures
Return on average total assets	1.20%		1.34%		1.21%
Return on average ordinary stockholders’ equity	21.9%		23.8%		21.8%

Balance sheet
Total assets	182,973		177,216		177,862
Ordinary stockholders’ equity	9,058		8,889		9,330
Loans and receivables to banks and customers	142,190		135,038		137,068
Deposits(1)	158,314		154,001		153,563

	Basel II		Basel I		Basel I
Capital ratios
Tier 1 capital	7.7%		7.6%		7.5%
Total capital	10.6%		10.4%		10.1%

(1)	Deposits by banks, customer accounts and debt securities in issue.

Allied Irish Banks, p.l.c.
Group Headquarters &
Registered Office
Bankcentre, Ballsbridge
Dublin 4, Ireland
Telephone +353 1 6600311
Registered number 24173

Interim Management Report - Commentary on results

The interim financial information contained in this Form 6-K, and the following discussion and analysis, is incorporated by reference in the Registrant’s Registration Statement on Form F-3 (No. 333-151361) including each prospectus forming a part thereof. The interim financial information contained in this Form 6-K was prepared for distribution in the United States.

Overview

The Group had pre-tax income of € 1.28 billion for the six months ended June 30, 2008. The decline of 3% in income before taxes in the very testing environment of difficult market conditions and slowing economic growth observed in the half-year to June 2008 reflects the resilience of our business. It is important to note that in the first half of 2007 an exceptional level of bad debt recoveries was recorded coupled with the fact that global market dislocation and its negative effects did not begin until the second half of last year.

Slower loan growth of 6% in the half-year to June 30, 2008 reflected lower customer demand and our focus on matching incremental loan and deposit volume growth to maintain strong funding and liquidity positions.

In response to the lower growth environment, we have acted swiftly to manage our costs which have reduced by 2% in the period.

Due to changing economic conditions and a more difficult operating environment, the bad debt charge has increased, from 4 basis points in the half-year to June 2007 to 21 basis points for the current period. An exceptional level of provision write-backs was a feature of the 4 basis points charge in the half-year to June 2007.

The operating environment remains difficult. There is a high level of uncertainty in the markets generally, including the future direction of interest rates, currency exchange rates and unemployment. The Irish economy has entered a challenging phase after a prolonged period of strong growth with the slowdown in the housing market being a particular feature.

Despite the continuing market dislocation conditions experienced to date in 2008, our funding position remains strong. In addition to customer deposit growth of 9% in the first half-year our funding is supplemented by good access to wholesale markets, particularly across a one to twelve month horizon. We have a diverse range of funding programmes and we continue to access funding at target levels. Our debt maturity profile is well spread.

Our strong capitalization fully supports our business in the current environment. The tier 1 ratio was 7.7% and total capital ratio was 10.6% at June 30, 2008.

Outlook

We expect our good operating performance to continue through 2008. The strong productivity of our business will remain a key focus area. There are no material signs of a pick up in the difficult conditions apparent in many of the economies and markets in which we operate. In these conditions funding costs and bad debts will increase relative to last year and we expect these adverse effects to reduce our full year adjusted earnings per share to a range of EUR 185c—190c (EUR 205.9c in 2007). Our funding and capital positions are expected to remain robust.

In addition, the Group would consider the following risks and uncertainties to be pertinent to its performance in the coming six months:

•

The Irish economy, together with other economies where we operate, has entered a challenging phase and uncertainty remains regarding the slowdown in the global economy, the level of interest rates, currency exchange rates, unemployment, slowdown in the housing market and tightening of credit conditions; and

•	The prolonged dislocation of global credit markets could reduce the recoverability and the value of the Group’s assets and require an increase in the Group’s level of provision for impairment losses.

    Interim Management Report - Commentary on results

The following discussion should be read in conjunction with the interim financial statements of AIB Group included on pages 25 to 52. These interim financial statements were prepared in accordance with the recognition and measurement principles of IFRS as issued by the IASB.

AIB provides supplemental information of its results on a non-GAAP basis to enable readers and investors to understand the impact of the underlying performance on the key captions in the consolidated condensed statements of income and consolidated condensed balance sheets, excluding the impact of currency factors. While this information is a non-GAAP measure under IFRS, AIB’s management considers the identification of currency factors to be an aid to the understanding and interpretation of the financial performance of the organization. The effect of currency factors is described in more detail below.

A significant proportion of the Group’s earnings are denominated in currencies other than the euro. As a result, movements in exchange rates can have an impact on earnings growth. In the half-year to June 2008, the US dollar and sterling accounting rates both weakened relative to the euro by 13% and Polish zloty strengthened relative to the euro by 10%, compared with the half-year to June 2007.

In addition, the Group presents an adjusted earnings per share, in accordance with IFRS, to adjust for material items of a non-recurring or one-off nature which impact on the reflection of the true performance of the organization in the period under assessment. They are set out below as follows:

Gain on disposal of business

In half year 2008, the Group disposed of 50.1% of its card acquiring business, generating € 106 million after taxes (see note 1 to the interim financial statements). There were no significant business disposals during half year 2007.

Gain on disposal/development of property

In 2005, AIB began a programme of sale and leaseback transactions on a number of branches and its headquarter location in Ireland. As part of this programme, during the half year ended June 30, 2008 construction contract income amounted to € 6 million (€ 5 million after taxes). This equated to an impact of EUR 0.6c on earnings per share in 2008.

During the half year ended June 30, 2007, pretax gains of € 85 million (€ 73 million after taxes) were recorded of which gains on disposal of property amounted to € 41 million (€ 35 million after taxes) and construction contract income amounted to € 44 million (€ 38 million after taxes). In total, this equated to an impact of EUR 8.3c on earnings per share in 2007.

Interest rate hedge volatility

The reporting of hedges in place for interest rate volatility (hedging ineffectiveness and derivative volatility) can result in the net recording of a gain/loss in the statement of income. The impact of hedge volatility for the half year ended June 30, 2008 was a decrease of € 35 million in income before taxes (€ 31 million after taxes) equivalent to EUR 3.5c in earnings per share. In the half year ended June 30, 2007, the impact was a decrease of € 25 million in income before taxes (€ 21 million after taxes) equivalent to EUR 2.4c in earnings per share.

The table below shows the basic earnings per share excluding gain on disposal of business, gain on disposal/development of property and adjusting for hedge volatility.

Earnings per share	Half-year June 2008		Half-year June 2007		% change 2008 v 2007
Basic earnings per share	114.0	c	114.7	c	-1
less gain on disposal of business	(12.0	c)	—		—
less gain on disposal/development of property	(0.6	c)	(8.3	c)	—
adjust for hedge volatility	3.5	c	2.4	c	—

Adjusted basic earnings per share	104.9	c	108.8	c	-4

Interim Management Report - Commentary on results

Summary income statement

		Half-year June 2008 € m	Half-year June 2007 € m	% change 2008 v 2007
Net interest income		1,865	1,667	12
Other income		580	750	-23

Total operating income		2,445	2,417	1
Personnel expenses		761	799	-5
General and administrative expenses		369	368	—
Depreciation(1)/amortization(2)		74	70	6
Total operating expenses		1,204	1,237	-3

Operating income before provisions		1,241	1,180	5
Provisions for impairment of loans and receivables		137	25	456
Provision for liabilities and commitments		—	4	—
Amounts written off financial investments available for sale		1	1	—
Total provisions		138	30	375

Operating income		1,103	1,150	-4
Associated undertakings		57	81	-8
Gain on disposal of property		7	41	—
Construction contract income		6	44	—
Gain on disposal of businesses		106	2	—

Income before taxes		1,279	1,318	-3

Divisional income before taxes		Half-year June 2008 m	Half-year June 2007 m	% change 2008 v 2007
AIB Bank Republic of Ireland		€574	534	7
Capital Markets		€295	333	-11
AIB Bank UK		£180	150	20
		€233	223
Poland	Pln	618	596	4
		€177	155
Group		€—	73	—

AIB Group		€1,279	1,318	-3

(1)	Depreciation of property, plant and equipment.
(2)	Amortization of intangible assets.

    Interim Management Report - Commentary on results

Net interest income

Net interest income was € 1,865 million in the half-year to June 2008, compared to € 1,667 million in the half year to June 2007, an increase of € 198 million. The increase was negatively impacted by currency factors of € 45 million. Excluding this item, net interest income increased by € 243 million or 15%. Moderating economic conditions resulted in lower loan and deposit volume growth. Loans to customers increased by 4% and customer accounts increased by 7% since December 31, 2007 (details of loan and deposit growth by division are contained on page 11).

Average interest earning assets	Half-year June 2008 € m	Half-year June 2007 € m	% change 2008 v 2007
Average interest earning assets	169,860	152,738	11

Net interest margin	Half-year June 2008%	Half-year June 2007%	Basis point change
Group net interest margin	2.21	2.20	+1

The domestic and foreign margins for the half-year to June 2008 are reported on page 53.

AIB Group manages its business divisionally on a product margin basis with funding and groupwide interest exposure centralized and managed by Global Treasury. While a domestic and foreign margin is calculated for the purpose of statutory accounts, the analysis of net interest margin trends is best explained by analysing business factors as follows:

The Group net interest margin amounted to 2.21%, an increase of 1 basis point compared with the half-year to June 2007. The negative impact of average loans increasing at a greater rate than average deposits and higher funding costs was more than offset by a higher treasury margin.

Higher funding costs reduced the net interest margin by 8 basis points.

The Treasury margin was higher principally arising from interest rate and liquidity management activities benefiting from lower US dollar funding costs compared with higher euro based lending rates. The net interest income benefit of borrowing in US dollars and converting to euro had a 7 basis point positive impact on the net interest margin which was offset by the cross currency swap cost which is reported in trading income on the other income line in the income statement. In addition, Treasury’s positioning in interest rate markets had a 5 basis point positive impact on the net interest margin. In total, the higher treasury margin had a 12 basis point positive impact on the Group net interest margin.

Depending on the level of funding costs for the remainder of the year, we expect the net interest margin excluding treasury impacts to reduce in the range of 5 to 10 basis points for the year to December 2008. While an element of the higher cost of funding is being recaptured through increased pricing on the asset side of the balance sheet, there is a time lag in terms of flow through to the net interest margin.

Interim Management Report - Commentary on results

Other income

Other income	Half-year June 2008 € m	Half-year June 2007 € m	% change 2008 v 2007
Dividend income	23	22	1
Banking fees and commissions	446	492	-9
Investment banking and asset management fees	169	221	-23
Fee and commission income	615	713	-14
Less: Fee and commission expense	(62)	(94)	-35
Trading income	(45)	98	—
Currency hedging profits	3	2	—
Interest rate hedge volatility	(35)	(25)	—
Net trading income(1)	(77)	75	—
Other operating income	81	34	145

Total other income	580	750	-23

Other income was € 580 million in the half year to June 2008, compared with € 750 million in the half year to June 2007, a decrease of € 170 million. The decrease of 23% was impacted by currency factors of € 7 million and hedge volatility of € 35 million in the half-year to June 2008 (€ 25 million in half year to June 2007). Excluding these items, other income decreased by € 167 million or 21%. This reflects the impact of continuing market dislocation conditions, lower wealth management activity and lower Polish asset management balances. The decline of these income elements was partly offset by good growth in customer treasury fees and Polish banking income.

Dividend income of € 23 million primarily reflects dividends from investments held by the Polish business.

Banking fees and commissions decreased by 9%, reflecting the disposal of 50.1% of AIB Card Acquiring. Excluding the impact of the disposal, banking fees and commissions were up 4%.

Investment banking and asset management fees were down 23% in the half-year to June 2008 with lower asset management income in Poland as a result of lower managed funds combined with a lower level of stockbroking income from BZWBK and Goodbody Stockbrokers.

Trading income was a negative € 45 million primarily reflecting the fair value impacts on bond assets in difficult trading conditions. Trading income excludes interest payable and receivable arising from trading activities, which is included in net interest income. Accordingly, the above trading income does not reflect the full extent of trading activities, which are mainly in Global Treasury. Interest income in Global Treasury increased by a significant level compared with the half-year to June 2007. The trading income out-turn also included valuation charges in the structured securities portfolio (€ 9 million). In addition there was a charge to income of € 17 million in the CDO/CLO portfolio arising from the disposal of the only transaction that contained an element of subprime in this portfolio.

Other operating income of € 81 million includes profit of € 19 million from the sale of available for sale debt securities and profit on disposal of available for sale equity shares of € 21 million, including the sale of MasterCard shares.

(1)	Trading income includes foreign exchange contracts, debt securities and interest rate contracts, equity securities and index contracts (See note 7).

    Interim Management Report - Commentary on results

Total operating expenses

Operating expenses	Half-year June 2008 € m	Half-year June 2007 € m	% change 2008 v 2007
Personnel expenses	761	799	-5
General and administrative expenses	369	368	—
Depreciation(1)/amortization(2)	74	70	6

Total operating expenses	1,204	1,237	-3

Operating expenses were € 1,204 million in the half year to June 2008, compared with € 1,237 million in the half year to June 2007, a decrease of € 33 million or 3%. The decrease was impacted by currency factors of € 13 million. Excluding this item, operating expenses decreased by € 20 million or 2%. This reflects a focus on cost management in a period of slower economic conditions and slower revenue generation. The decrease in costs was achieved notwithstanding the investment in branch network expansion in BZWBK (with 45 branches opened since December 31, 2007).

Personnel expenses were € 761 million in the half-year to June 2008, compared with € 799 million in the half-year to June 2007. This decrease of 5% was impacted by currency factors of € 10 million. Excluding this item, personnel expenses decreased by € 28 million or 4%, reflecting lower performance related costs and tight management of all expense categories. General and administrative expenses were € 369 million in the half year to June 2008, compared with € 368 million in the half year to June 2007. This increase was impacted by currency factors of € 4 million. Excluding this item, general and administrative expenses increased by € 5 million or 1%. This was mainly due to business expansion and marketing costs in Poland and higher property rental costs arising from the sale and leaseback arrangements for Bankcentre and the branch network in Ireland. Depreciation/amortization was € 74 million in the half-year to June 2008, compared with € 70 million in the half-year to June 2007. This increase of 6% was impacted by currency factors of € 1 million. Excluding this item, depreciation and amortization increased by € 3 million, or 4%, reflecting project and investment spend in recent years.

Efficiency measures	Half-year June 2008	Half-year June 2007
Cost income ratio	49.2%	51.2%
Income/cost growth rate gap	+5%	+4%

There was a focus on cost management throughout the period and the cost income ratio decreased by 2.0% to 49.2%.

The 5% cost/income growth rate gap reflected income growth of 3% and a reduction of 2% in costs.

(1)	Depreciation of property, plant and equipment.
(2)	Amortization of intangible assets.

Interim Management Report - Commentary on results

Asset quality

Total provisions were € 138 million, up from € 30 million in the half-year to June 2007.

Provisions charged against income	Half-year June 2008 € m	Half-year June 2007 € m
Provisions for impairment of loans and receivables	137	25
Provisions for liabilities and commitments	—	4
Amounts written off financial investments available for sale	1	1

Total provisions	138	30

The provision for impairment of loans and receivables was € 137 million compared with € 25 million in the half-year to June 2007, representing a charge of 0.21% of average loans compared with 0.04% in June 2007. The increased charge reflects an increase in gross new provisions, a lower level of provision recoveries in this period and the impact of the deteriorating credit markets.

Divisional impairment charges	Half-year June 2008 € m	Half-year June 2008 bps*	Half-year June 2007 € m	Half-year June 2007 bps*
AIB Bank Republic of Ireland	89	24	46	15
Capital Markets	20	15	(22)	-19
AIB Bank UK	25	21	7	6
Poland	3	7	(6)	-24

AIB Group	137	21	25	4

* as percentage of average loans and receivables to customers

In AIB Bank Republic of Ireland, the provision charge was 0.24% of average loans compared with 0.15% in June 2007 reflecting the weakening credit environment.

The provision charge in Capital Markets was 0.15% of average loans compared with a net recovery for the same period last year when there were exceptionally strong provision recoveries.

In AIB Bank UK, the provision charge was 0.21% of average loans compared with 0.06% in June 2007 when the charge had been heavily impacted by very strong provision recoveries.

The provision charge in Poland division was 0.07% of average loans compared with a net recovery for the same period last year again impacted by very strong provision recoveries in 2007.

Impaired loans by Division	June 30, 2008 impaired loans € m	As % of total loans June 30, 2008	December 31, 2007 impaired loans € m	As % of total loans December 31, 2007
AIB Bank Republic of Ireland	773	1.0	511	0.7
Capital Markets	124	0.5	77	0.3
AIB Bank UK	337	1.4	274	1.1
Poland	206	2.4	187	2.8

AIB Group	1,440	1.1	1,049	0.8

Group impaired loans as a percentage of total customer loans increased from 0.8% at December 31, 2007 to 1.1% at June 30, 2008 with the total provision coverage for impaired loans at 57%.

In AIB Bank Republic of Ireland impaired loans as a percentage of total customer loans were 1.0% at June 30, 2008 compared with 0.7% at December 31, 2007.

Impaired loans in Capital Markets increased to 0.5% of customer loans from 0.3% at December 31, 2007.

In AIB Bank UK impaired loans were 1.4% of total customer loans up from 1.1% at December 31, 2007.

Impaired loans in Poland division as a percentage of total customer loans reduced to 2.4% from 2.8% at December 31, 2007.

    Interim Management Report - Commentary on results

Ratings profiles - Masterscale grade	June 30 2008 € m	December 31 2007 € m
1 to 3	20,556	24,608
4 to 10	106,527	99,123
11 to 13	7,005	4,985
	134,088	128,716
Unearned income	(438)	(371)
Provisions	(836)	(742)

Loans and receivables to customers	132,814	127,603

The Group uses a 13 point ratings masterscale which provides a common and consistent framework for aggregating, comparing and reporting exposures across all lending portfolios. The ratings masterscale is probability of default (“PD”) based. Underlying the ratings masterscale are a number of bespoke rating tools which have been calibrated to suit the needs of individual business units. These individual rating tools continue to be refined and recalibrated based on experience.

Grade 1 – 3 would typically include strong corporate and commercial lending combined with elements of the retail portfolios and residential mortgages.

Grades 4 – 10 would typically include new business written and existing satisfactorily performing exposures across all portfolios. The lower end of this category (Grade 10) includes a portion of the Group’s criticised loans (i.e. loans requiring additional management attention over and above that normally required for the loan type).

Grades 11 – 13 contains the remainder of the Group’s criticised loans, including impaired loans, together with loans written with a higher level of risk and a higher PD where there is a commensurate higher margin for the risk taken.

The Group’s total criticised loans at June 2008 total € 10.2 billion or 7.6% of loans and receivables to customers (€ 6.7 billion or 5.3% at December 2007). The increase in the period arose primarily in the Republic of Ireland, influenced by downgrades in the residential development sector, with some downward migration also evident in the UK, notably in the property sector.

Aged analysis of contractually past due but not impaired	June 30 2008 € m	As % of total loans	31 December 2007 € m	As % of total loans
1 to 30 days	4,493	3.4	4,496	3.5
31 to 60 days	976	0.7	803	0.6
61 to 90 days	531	0.4	305	0.2
91+ days	150	0.1	107	0.1

The figures reported as past due are inclusive of overdrafts, bridging loans and cases with expired limits. Where a facility is past due the entire exposure is reported rather than the amount of the arrears.

Interim Management Report - Commentary on results

Associated undertakings

Income from associated undertakings mainly reflects AIB’s 24.3% average share of the income after taxation of M&T Bank Corporation and AIB’s share of the joint ventures in Life & Pensions with Hibernian and Card Acquiring with First Data Corporation. The profit in the half-year to June 2008 was € 57 million compared to € 81 million in the half-year to June 2007. The decline reflects a lower contribution from M&T Bank Corporation and a weaker US dollar, as well as a lower contribution from our life company joint venture due to volatile equity markets. M&T’s contribution was US$ 88 million compared with the half-year to June 2007 contribution of US$ 99 million, mainly reflecting a higher provision for credit losses.

Income tax expense

The taxation charge was € 194 million compared with € 239 million in the half-year to June 2007. The effective tax rate was 15.2% compared with 18.1% in the half-year to June 2007. The taxation charge excludes taxation on share of results of associated undertakings. Share of results of associated undertakings is reported net of taxation in the Group profit before taxation. The effective tax rate is influenced by the geographic mix of profits, which are taxed at the rates applicable in the jurisdictions in which we operate.

Related party transactions

There have been no related party transactions, or changes therein since December 31, 2007, that have materially affected the Group’s financial position or performance in the half-year to June 30, 2008.

Balance sheet

Total assets amounted to € 183 billion at June 30, 2008 compared to € 178 billion at December 31, 2007. Total assets were up 3% and loans to customers were up 4% since December 31, 2007 while customer accounts increased by 7%. Risk weighted assets were € 138 billion at June 30, 2008 (an increase of 3% on December 31, 2007).

Risk weighted assets, loans to customers and customer accounts

% change June 30, 2008 v December 31, 2007	Risk weighted assets % change	Loans to customers % change	Customer accounts % change
AIB Bank Republic of Ireland	5	4	—
Capital Markets	-1	3	23
AIB Bank UK	5	5	10
Poland	12	18	13

AIB Group	3	4	7

Assets under management

Assets under management in the Group amounted to € 16 billion at June 30, 2008 compared with € 19 billion at December 31, 2007.

    Interim Management Report - Commentary on results

Return on equity and return on assets

The return on equity was 21.9%, compared to 23.8% in the half-year to June 2007. The return on assets was 1.20%, compared to 1.34% in the half-year to June 2007.

Capital ratios

A strong capital position was reflected in a Tier 1 ratio of 7.7% and a total capital ratio of 10.6%.

Capital	June 30, 2008 Basel II	December 31, 2007 Basel II	December 31, 2007 Basel I	June 30, 2007 Basel I
Core Tier 1 ratio	6.2%	6.0%	5.8%	5.7%
Tier 1 ratio	7.7%	7.7%	7.5%	7.6%
Total capital ratio	10.6%	10.2%	10.1%	10.4%

The Group’s capital ratios remained strong during the period with the Core Tier 1 capital ratio benefiting from net retentions during the period. Risk weighted asset growth has slowed to 3%. The total capital ratio increased to 10.6%.

Tier 1 capital increased to € 10.7 billion up from € 10.4 billion at December 2007, mainly reflecting the impact of the profit for the period of € 1,085 million less the interim dividend declared and the announced repayment of the US$ 250 million Preference Shares. Tier 2 capital increased to € 4.0 billion up from € 3.5 billion at December 2007, reflecting the issue of Stg £ 700 million Callable Dated Subordinated Fixed/Floating Rate Notes due July 2023 partly offset by the redemption of € 200 million Perpetual Floating Rate Notes (note 25).

The capital ratios at June 30, 2008 are after the deduction of the interim dividend declared of EUR 30.6c per share which equates to € 270 million (June 2007: € 245 million).

The application of Basel II had a marginally positive impact on the Group’s capital ratios at December 2007, with the reduction in risk weighted asset requirements more than offsetting the changes in supervisory deductions.

Credit ratings

In June 2008, independent rating agencies Standard and Poor’s and Fitch have affirmed AIB’s credit ratings (A+ and AA- respectively). Moody’s rating of AIB is Aa2 (from Aa3 in May 2007).

Interim Management Report - Commentary on results

Global market dislocation

The performance of AIB in the half-year to June 2008 needs to be viewed against the backdrop of volatile financial markets and an environment of declining economic growth across the markets in which we operate. In the second half of 2007, debt and equity markets experienced a period of market turmoil. The dislocation effects continued into 2008. A consequence of this was the reduction of liquidity in debt markets and an increase in its cost. The following commentary outlines the impact on our funding and asset portfolios.

There are three distinct portfolios affected by the market dislocation. Two are managed by Global Treasury and one by Corporate Banking.

Global Treasury Credit Asset Portfolio - Trading

Global Treasury’s Traded Credit Desk manages a high quality trading portfolio principally comprising bank bonds and collateralized prime residential mortgage obligations. The fair value of financial assets is determined by reference to market prices where these are available in an active market. Where market prices are not available or markets are inactive, as is the situation in certain sectors at present, fair values are determined using valuation techniques, which use observable market parameters. Based on fair values at June 30, 2008, Global Treasury recorded a fair value charge to income of € 8 million in relation to the traded credit portfolio. In addition to the € 92 million charge in the second half of 2007, this reflects a cumulative charge since June 2007 of € 100 million on a portfolio of € 5.9 billion as at June 30, 2008 (€ 7.2 billion at December 31, 2007).

Global Treasury Credit Asset Portfolio - Available for sale

The Global Treasury Credit Asset available for sale portfolio amounted to € 8.5 billion(1) at June 30, 2008. This portfolio consists of high quality assets (also held for liquidity management purposes) that have not suffered impairment. The accounting convention is to fair value these assets through the equity account and not the income statement. We have applied the same approach to valuation as outlined for our trading portfolio financial assets and the charge to equity is € 37 million (before taxation) which does not affect our regulatory capital calculation.

(1)	€ 8.5 billion of the total available for sale portfolio of € 23 billion at June 30, 2008. The total charge to the equity account on the € 23 billion available for sale portfolio was € 179 million after tax at June 30, 2008.

    Interim Management Report - Commentary on results

Structured securities portfolio (held by Corporate Banking)

US subprime mortgages exposure has reduced by US$ 27 million since December 31, 2007, due to repayment. The portfolios are as follows:

•	US$ 175 million (€ 111 million) in whole loan format, reduced from $ 190 million at December 31, 2007; and

•	US$ 281 million (€ 178 million) in securitisations, reduced from $ 293 million at December 31, 2007.

While underlying market conditions continue to deteriorate the overall portfolio is monitored closely. The whole loans exposure of € 111 million is 2007 vintage. The subprime exposure of € 178 million in securitisations, of which 45% is currently rated investment grade, is of the following vintage: € 40 million—2004; € 102 million—2005; and € 36 million—2006. The subprime securitisation book is predominately marked to model and we have taken a charge to income of US$ 9 million (€ 5 million) in the half-year to June 2008 which together with the US$ 35 million charge recorded in 2007 gives a cumulative charge on this portfolio of US$ 44 million (€ 28 million).

CDO/CLO exposures total € 576 million which represents an increase of € 26 million from December 2007. These are predominately CLO investments primarily backed by leveraged loans with no CDOs backed by subprime. Of this portfolio, 97% is currently rated investment grade. The charge to income in the half-year to June 2008 was € 2 million. The charge of € 2 million together with the € 10 million charged in the year to December 2007 gives a cumulative charge of € 12 million.

The remainder of our structured securities portfolio of € 538 million continues to perform strongly. The underlying assets of these investments are principally residential and commercial mortgage backed securities. 95% are rated investment grade. The charge to income in 2008 on this portfolio was € 2 million which together with the € 2 million charge in 2007 gives a cumulative charge of € 4 million.

We have no direct or indirect exposure to SIVs or conduits. We have no direct exposure to monoline insurers, while indirect exposure remains limited to € 60 million.

The total charge to income in the reporting period for the structured securities portfolio was € 9 million which together with the currency revalued charge of € 35 million in 2007 gives a cumulative charge of € 44 million.

All portfolios described above comprise several different tranches with AIB holding an insignificant percentage of individual securitisations within the portfolio. These exposures are not hedged.

In addition, as part of a restructuring of assets, there was a one-off charge to income of € 17 million arising from the disposal of the only investment that contained an element of subprime in the CDO/CLO portfolio. The charge to income in 2007 relating to this transaction was € 1 million.

The following table summarises the impacts of market dislocation on the above portfolios for the half-year to June 2008:

Portfolio	Treatment/Impact	Valuation Method
Global Treasury Credit Asset Portfolio
• Trading	€ 8 million charge to income	Quoted prices/observable market parameters

• Available for sale	€ 37 million (before taxation) charge to equity account(1)	Quoted prices/observable market parameters

Corporate Banking
• Structured securities portfolio	€ 9 million charge reflected in income statement (including € 5 million ($ 9 million) regarding subprime exposure)	Mark to model/market

€ 17 million charge on disposal/ restructuring of assets

The above charges reflect the accounting convention to fair value these assets.

(1)	This is taken directly to reserves and not through the income statement.

Interim Management Report - Commentary on results

Collateralized Debt/Bond Obligations (independently managed by AIB Corporate Banking and Global Treasury)

In addition to the above asset portfolios, AIB provides asset management services to third parties regarding Collateralized Debt Obligations (“CDOs”) and Collateralized Bond Obligations (“CBOs”).

There are five vehicles set up since 2001, four of which invest in European sub investment grade leveraged finance assets (“CDOs”) and one in U.S. High Yield Bonds (“CBOs”). A CDO/CBO allows third party investors to make debt and/or equity investments in a vehicle containing a portfolio of leveraged corporate loans and bonds with certain common features. The Group’s investment in these vehicles and maximum exposure totals € 32 million (December 31, 2007: € 34 million). AIB does not have control over these vehicles nor does it bear the significant risks and rewards that are inherent in the assets. There is no recourse to the Group by third parties in relation to these vehicles. Accordingly, these vehicles are not consolidated in the Group’s financial statements and the Group’s interests are included within equity shares.

    Interim Management Report - Commentary on results

Impact of global market dislocation on AIB funding

There was strong growth in customer resources (9%) which exceeded customer loan growth (6%) over the first half of 2008. Customer resources continue to be a significant and dependable part of our overall funding, accounting for 50% of total funding base. Conditions in the short term wholesale markets have improved relative to the second half of 2007. The Group has benefited from its retail franchise and its franchise in the wholesale market where it attracted a broad base of investors across a number of our paper programmes with reasonable durations. Customer deposits and other sources of funding with a maturity beyond December 2008 account for 91% of the funding of our customer loan book. Wholesale funding with a maturity of over 1 year amounts to €18 billion, representing 69% of term funding. As at June 30, 2008, we held € 37 billion in qualifying liquid assets/contingent funding (of which approximately € 9 billion has been pledged) which represents a significant excess over both the regulatory requirement and our own higher internal policy. Net interbank deposits represent 6% of funding. In summary, AIB has a solid funding base with 2 million customer depositors and a considerable diversification in our Commercial Paper, Certificates of Deposit, EMTN and Asset Covered Securities programmes by both investor type and geographical spread.

Balance sheet summary	June 30, 2008	December 31, 2007
Total assets € bn	183	178
Loans and receivables to customers € bn	133	128
Customer deposits € bn	87	81
Wholesale funding € bn	71	72
Customer loans funded by customer deposits and funding > 6 months	91%	94%

	June 30, 2008		June 30, 2007		December 31, 2007
Sources of funds	€ billion	%	€ billion	%	€ billion	%
Customer accounts	87	50	79	47	81	48
Deposits by banks - secured	9	5	11	6	8	5
- unsecured*	19	11	29	17	22	13
Certificates of deposit and commercial paper	24	14	13	8	22	13
Asset covered securities	7	4	7	4	7	4
Senior debt	12	7	15	9	13	8
Capital	16	9	16	9	16	9

	174	100	170	100	169	100

* Deposits by banks (unsecured) when netted against loans to banks:	9	6	15	8	9	8

Cashflow

As reflected in the statement of cash flows, there was a net decrease in cash and cash equivalents of € 79 million. Net cash inflows from operating activities before taxation were € 2,510 million, while cash outflows from taxation were € 139 million.

Cash outflows from investing activities were € 2,520 million, primarily reflecting a net increase in financial investments available for sale of € 2,416 million.

Cash inflows from financing activities were € 70 million, primarily reflecting the cash outflow for equity dividends paid on ordinary shares of € 451 million, the redemption of subordinated liabilities of € 200 million and interest paid on subordinated liabilities of € 117 million offset by the cash inflow from the issue of subordinated liabilities was € 884 million.

Interim Management Report - Divisional commentary

AIB Bank Republic of Ireland Retail and commercial banking operations in Republic of Ireland, Channel Islands and Isle of Man; AIB Finance and Leasing; Card Services; Wealth Management and share of Hibernian Life Holdings Limited, AIB’s venture with Hibernian Life & Pensions Limited.

AIB Bank Republic of Ireland income statement	Half-year June 2008 € m	Half-year June 2007 € m	% change 2008 v 2007
Net interest income	870	868	—
Other income	239	238	—

Total operating income	1,109	1,106	—
Personnel expenses	343	353	-3
General and administrative expenses	151	152	-1
Depreciation/amortization	24	26	-5
Total operating expenses	518	531	-2

Operating profit before provisions	591	575	3
Provisions for impairment of loans and receivables	89	46	94
Provisions for liabilities and commitments	—	2	—
Total provisions	89	48	86

Operating income	502	527	-5
Associated undertakings	(2)	7	—
Gain on disposal of property	6	—	—

Income before disposal of business	506	534	-5
Income on disposal of business	68	—	—

Income before taxes	574	534	7

AIB Bank Republic of Ireland income before taxation of € 574 million was up 7% on the half year to June 2007. There is no material currency impact on the AIB Republic of Ireland income statement. The six months to June 2008 was challenging for AIB Bank Republic of Ireland reflecting a slowing economy both internationally and in Ireland, combined with the effects of the ‘credit crunch’, rising commodity prices and ongoing dislocation in wholesale financial markets. Wholesale funding rates have increased significantly with a consequent tightening of loan margins not fully recovered through customer re-pricing. The level of asset growth has also slowed from the exceptional levels experienced over recent years. AIB continues to further develop its product, service and relationship proposition to key sectors with a particular focus on supporting existing AIB customers. The ongoing investment in streamlining back-office and front-line operations continues, albeit at a more measured pace in light of the changed economic landscape, with the re-positioning of the retail banking model driving efficiency benefits and enhancing sales capacity.

Total operating income of € 1,109 million for the half-year to June was in line with that reported in June 2007 and operating expenses were down 2% generating a positive income/cost growth rate gap of +2%. The loan impairment provision increased by € 43 million (94%) as the economy transitions from the exceptionally benign credit climate of recent years. Profit before the share of profit from disposal of the merchant acquiring business was 5% lower at € 506 million.

Loans grew by 4% since December 31, 2007. Overall customer resources growth was flat since December, in line with the overall market, with higher deposits offset by lower current account balances. Other income growth was flat after reflecting a reduction in income compared to 2007 following disposal of AIB Card Acquiring business. Operating expenses were 2% lower benefiting from strong management action and targeted delivery of efficiencies and cost savings. Personnel expenses were 3% lower on the back of tight management of staff numbers and related costs. General and administrative expenses were marginally down driven by lower advertising, communication, technology and consultancy costs. The benefits achieved through focused action on costs resulted in a reduction in the cost income ratio from 48.0% to 46.7%.

The provision charge for loan impairment for the half-year to June 2008 was 0.24% of average loans, up from 0.15% of average loans for the half-year to June 2007, with the increase in the provision charge reflecting a weakening economic environment.

Profit on disposal of business € 68 million reflects the division’s share of profits from the sale of 50.1% of AIB Card Acquiring. Following this transaction the Group formed a merchant acquiring joint venture with First Data Corporation.

Wealth management revenue was flat compared with half-year to June 2007 reflecting an increase in Private Banking income driven by higher loan and deposit volumes offset by lower investment product income reflecting cautious investor sentiment.

    Interim Management Report - Divisional commentary

Sales of life and pensions through the bank channel has produced Annual Premium Equivalent (“APE”) of € 68 million, a performance broadly in line with the market but down on last year’s figure of € 93 million. AIB’s share of Hibernian Life Holdings Limited reflects difficult market conditions.

Interim Management Report - Divisional commentary

Capital Markets Corporate Banking, Global Treasury, and Investment Banking.

Capital Markets income statement	Half-year June 2008 € m	Half-year June 2007 € m	% change 2008 v 2007
Net interest income	421	285	48
Other income	101	254	-60

Total operating income	522	539	-3
Personnel expenses	149	165	-10
General and administrative expenses	52	55	-6
Depreciation/amortization	8	7	10
Total operating expenses	209	227	-8

Operating income before provisions	313	312	—
Provisions for impairment of loans and receivables	20	(22)	—
Provisions for liabilities and commitments	(3)	2	—
Amounts written off financial investments available for sale	1	1	—
Total provisions	18	(19)	—

Operating income	295	331	-11
Gain on disposal of business	—	2	—

Income before taxes	295	333	-11

Capital Markets income before taxes was € 295 million in the half year to June 2008, compared with € 333 million in the half year to June 2007. This decrease of 11% was impacted by currency factors of € 14 million. Excluding this item income before taxes decreased by € 24 million or 8%. Operating income before provisions of € 313 million was flat compared to the half-year to June 2007. Net interest income increased by 48% principally arising from interest rate and liquidity management activities as increased income on cashbooks and lower US dollar funding costs relative to higher euro based lending rates gave rise to higher net interest income. This positive impact of currency interest rate differentials in interest income was offset in other income by the impact of cross currency swaps used to manage liquidity. Other income was also impacted by lower trading income which was partly offset by profit on the realisation of available for sale securities.

Total operating expenses decreased by 8%, reflecting the division’s flexible cost structure and management’s continued focus on cost containment. Excluding currency factors of € 6 million, total operating expenses decreased by 6%. The cost income ratio improved by 2.2% from 42.2% to 40.0%.

Total provisions of € 18 million, as compared to net write backs of € 19 million in 2007, reflect the more difficult economic conditions experienced across our principal markets. Higher funding costs in uncertain and dislocated markets brought additional challenges to manage acceptable levels of asset growth, risk and return.

    Interim Management Report - Divisional commentary

Capital Markets business unit income split	Half-year June 2008 € m	Half-year June 2007 € m	% change 2008 v 2007
Corporate Banking	192	230	-16
Global Treasury	80	60	32
Investment Banking	23	43	-46

Profit before taxation	295	333	-11

Corporate Banking continued to benefit from its strong underlying franchise. Income before taxes of € 192 million fell by 16%, impacted by increased provisions for loan impairment as compared to higher levels of write backs in 2007. Excluding currency factors of € 10 million income before taxes fell by 13%. Operating income before provisions was flat compared with 2007. Overall corporate banking activity and demand for credit was slower than the comparable period due to the global economic slowdown. Loan volumes grew by 3% since December 31, 2007 while average margins increased year on year.

Global Treasury income before taxes increased by 32% (31% excluding currency factors of € 1 million) compared with the half-year to June 2007. This was a particularly strong performance given the continued fallout from the exceptional market conditions experienced in the second half of 2007. Customer treasury income grew by 22%, driven by solid growth in key derivatives, foreign exchange and structured products, notwithstanding the impact of a weaker domestic economy and declines in US dollar and sterling exchange rates. Wholesale Treasury income was up due to a strong performance in interest rate management activities and profit on the realisation of available for sale securities which more than offset the impact of volatile markets on bond management activities. The portion of our high quality credit asset portfolio, held for trading, principally comprising non-US prime residential mortgage backed securities and senior bank debt, reduced in size from € 7.2 billion at December 2007 to € 5.9 billion at June 2008. This portfolio, which is subject to fair value accounting using observable market parameters, incurred a charge of € 8 million during the period. This is in addition to the € 92 million charge during the second half of 2007.

Investment Banking(1) experienced very difficult trading conditions during the period as income before taxes fell by 46% (49% excluding currency factors of € 3 million) on the comparative period. The performance was principally impacted by declining equity markets, challenging conditions for investment funds and uncertain market conditions for mergers and acquisitions activity. Notwithstanding the deteriorating international environment, financial outsourcing activities continued to perform well. Given the level of market uncertainty, the primary management focus was to minimise market risk, strengthen customer relationships and endeavour to position the business to take maximum advantage of any upturn in the markets.

(1)	Investment Banking mainly comprises Goodbody Stockbrokers, Asset management activities, Corporate Finance and AIB International Financial Services.

Interim Management Report - Divisional commentary

Note: The basis of presentation for AIB Bank UK divisional income statement has been amended from presentation on a euro basis to presentation on a local currency basis. This revised presentation provides a comparison of the numbers on a constant currency basis.

AIB Bank UK Retail and commercial banking operations in Great Britain and Northern Ireland.

AIB Bank UK income statement			Half-year June 2008 Stg £ m	Half-year June 2007 Stg £ m	% change 2008 v 2007
Net interest income			238	229	4
Other income			51	52	-1

Total operating income			289	281	3
Personnel expenses			83	87	-4
General and administrative expenses			33	36	-7
Depreciation/amortization			4	4	3
Total operating expenses			120	127	-5

Operating profit before provisions			169	154	10
Provisions for impairment of loans and receivables			19	4	347
Provisions for liabilities and commitments			—	—	—
Total provisions			19	4	347

Operating income			150	150	—
Associated undertaking			1	—	—

Income before disposal of business			151	150	1
Gain on disposal of business			29	—	—

Income before taxes			180	150	20

Income before taxes	€	m	233	223	5

AIB Bank UK reported an increase in operating income before provisions of 10% to £ 169 million, a strong performance in the context of a slowing UK economic environment. Net interest income grew by 4%, with strong customer deposit balances growth of 11% since June 30, 2007 and 10% since December 31, 2007. Customer loan balances increased by 12% on prior year, with 5% growth since December, reflecting very selective asset growth and active margin management across the business. Costs reduced by 5% which has been achieved through planned operational efficiencies and tight management of discretionary expenditure. Within the overall reduction in costs, continued investment in the technology infrastructure has been maintained in both retail and support systems. The cost income ratio improved by 3.4% from 45.0% to 41.6%. An income/cost growth rate gap of 8% was achieved. Income before taxation grew by 1% reflecting increased provisions for loan impairment, with the provision charge increasing by £ 15 million from low levels in the previous year, in a deteriorating economic environment. The provision charge of 0.21% of average loans for the first half of 2008 compares with 0.06% for the first half of 2007.

The gain on disposal of business Stg £ 29 million (€ 38 million) reflects the division’s share of profits from the sale of 50.1% of AIB Card Acquiring. Following this transaction the Group formed a merchant acquiring joint venture with First Data Corporation.

    Interim Management Report - Divisional commentary

AIB Bank UK business unit income split	Half-year June 2008 £ m	Half-year June 2007 £ m	% change 2008 v 2007
AIB (GB)	86	84	3
First Trust Bank	65	66	-2
Profit on sale of business	29	—	—

Profit before taxation	180	150	20

Allied Irish Bank (GB), which focuses mainly on business banking, reported strong growth of 14% in operating income before provisions and an increase of 3% in income before taxes to £ 86 million for June 2008. This growth was driven by a combination of solid growth in net interest income and a managed reduction in costs. Net interest income increased by 6% reflecting good margin management and a significant increase in customer deposit balances, which have increased by 18% when compared against June 30, 2007 (13% growth since December 31, 2007). Growth in customer loan balances of 16% since June 30, 2007 (8% growth since December 31, 2007) has been achieved selectively in a slowing economic environment and continues the theme of well-managed and balanced growth of recent years. Costs reduced by 6%, reflecting ongoing cost management initiatives and careful management of discretionary expenditure. The combination of income growth and a reducing cost base was reflected in a significant improvement in the cost income ratio to 39.8% (from 44.2% for the half-year to June 2007). The level of provisioning for loan impairment increased, from a low base in 2007 in line with the trend for the UK division outlined above.

The operating profit before provisions for First Trust Bank increased by 4% for June 2008 with a reduction of 2% in income before taxes to £ 65 million. Net interest income is up 1% on the same period last year driven by an improvement in lending margins combined with growth across the portfolio with a 5% increase in customer loan balances since June 30, 2007 (1% growth since December 31, 2007) and a 1% increase in customer deposit balances since June 30, 2007 (4% growth since December 31, 2007). Costs have fallen by 4% reflecting increased operational efficiencies being realized across the network. The increased focus on efficiency has resulted in a significant improvement in the cost income ratio to 43.9% from 46.0% at the half-year to June 2007. The level of provisioning for loan impairment increased, from the exceptional low charge level experienced last year.

Interim Management Report - Divisional commentary

Note: The basis of presentation for Poland divisional income statement has been amended from presentation on a euro basis to presentation on a local currency basis. This revised presentation provides a comparison of the numbers on a constant currency basis.

Poland Bank Zachodni WBK (‘BZWBK’), in which AIB has a 70.5% shareholding, together with its subsidiaries and associates.

BZWBK Wholesale Treasury and Capital Markets share of certain Investment Banking subsidiaries results are reported in Capital Markets division.

Poland income statement			Half-year June 2008 Pln m	Half-year June 2007 Pln m	% change 2008 v 2007
Net interest income			718	533	35
Other income			745	738	1

Total operating income			1,463	1,271	15
Personnel expenses			458	389	18
General and administrative expenses			319	244	31
Depreciation/amortization			51	66	-24
Total operating expenses			828	699	18

Operating profit before provisions			635	572	11
Provisions for impairment of loans and receivables			10	(24)	—
Provisions for liabilities and commitments			10	—	—
Total provisions			20	(24)	—

Operating income			615	596	3
Gain on disposal of property			3	—	—

Income before taxes			618	596	4

Income before taxes	€	m	177	155	14

Poland division has reported income before taxes of Pln 618 million (€ 177 million), an increase of 4%. This growth was achieved as result of strong growth in retail and business banking volumes and income, offset by reduced income from investment banking activities in challenging market environments. This result has been achieved against a background of ongoing investments being made to realise strategic objectives.

Total operating income increased by 15% with net interest income up by 35%. Demand for credit has been exceptionally strong in 2008 with total loans increasing by 18% since December 31, 2007. Business lending has grown by 16% and personal lending grew by 28%. Mortgage lending grew by 17%. Customer deposits increased by a notable 13% since December 31, 2007, achieved primarily in the personal market.

Other income has recorded a 1% growth. Negative changes on financial markets resulted in a decrease of 29% in income from mutual funds and assets portfolios. The volume of mutual funds decreased by 34% since December 31, 2007. Lower income was also recorded on brokerage activity. Business momentum in 2008 has resulted in higher levels of income on debit cards, insourcing services and credit fees. The half-year has benefited from profit on disposal of equities, sale of structured deposits and higher dividends.

Total operating expenses have increased by 18% over the half-year to June 2007. Branch network development continues with 45 branches opened in the half-year to June 2008. The increase in personnel expenses was driven by higher employment numbers, +7% since December 31, 2007 (+17.6% since June 2007) and higher basic salaries. General and administrative expenses increased by 31% with significant investments being made in supporting the business including marketing, IT development and costs related to the branch expansion. The cost income ratio was 56.6% compared to 55.1% for the half-year to June 2007.

Impaired loans as a percentage of total loans continued to show improvement with the ratio at 2.4% compared with 2.8% as at December 31, 2007.The credit provision as percentage of average loans was 0.07% compared with a write-back 0.24% in June 2007.

    Interim Management Report - Divisional commentary

Group

Group includes interest income earned on capital not allocated to divisions, the funding cost of certain acquisitions, hedging in relation to the translation of foreign locations’ profit, unallocated costs of central services, the contribution from AmCredit, which operates in Lithuania, Latvia and Estonia and AIB’s share of approximately 24.3% in M&T Bank Corporation (‘M&T’) and profit on disposal of property.

Group income statement	Half-year June 2008 € m	Half-year June 2007 € m
Net interest income	60	36
Other income/(loss)	(40)	(12)

Total operating income	20	24
Personnel expenses	30	51
General and administrative expenses	32	44
Depreciation/amortization	22	15
Total operating expenses	84	110

Operating loss	(64)	(86)
Associated undertaking—M&T	58	74
Profit on disposal of property	—	41
Construction contract income	6	44

Income before taxes	—	73

Group reported a zero pre-tax income for the half-year to June 2008 compared with an income of € 73 million in the half-year to June 2007. The result for both periods includes construction contract income and the half-year to June 2007 includes profit on disposal of property. The operating loss was € 64 million compared with an operating loss of € 86 million in 2007.

Net interest income increased from € 36 million in the half-year to June 2007 to € 60 million in the half-year to June 2008 reflecting higher capital income arising from a strong level of retained profits and capital released from the sale of property and businesses. Other income/(loss) includes hedging profits in relation to foreign currency translation hedging (€ 3 million in the half-year to June 2008 compared with € 2 million in the half-year to June 2007) and hedge volatility (hedging ineffectiveness and derivative volatility; a decrease in other income of € 35 million in the half-year to June 2008 compared with a decrease of € 25 million in the half-year to June 2007). Total income was down from € 24 million in the half-year to June 2007 to € 20 million in the half-year to June 2008, mainly reflecting the impact of the movement in hedge volatility.

Total operating expenses decreased from € 110 million to € 84 million in the half-year to June 2008, reflecting a focus on strong cost management. A higher depreciation/amortization charge reflects project and investment spend in recent years.

AIB’s share of M&T after-tax profit for the half-year to June 2008 amounted to € 58 million. On a local currency basis, M&T’s net income of US$ 88 million was down 11% relative to the half-year to June 2007 contribution of US$ 99 million. M&T reported its results on 14 July 2008, showing net income down 7% to US$ 362 million. The M&T euro contribution to AIB Group performance was impacted by the weakening in the US dollar rate relative to the euro since the half-year to June 2007.

Construction contract income of € 6 million in the current period reflects the profit earned from the development of Bankcentre, based on the stage of completion at June 30, 2008. There was € 44 million of construction contract income in the half-year to June 2007. Gain on disposal of property of € 41 million in the half-year to June 2007 reflects a gain on the sale of 16 branches in the Republic of Ireland (€ 35 million after taxation).

Interim Financial Statements - Basis of preparation

Accounting policies

The consolidated interim financial statements (hereafter “Interim Financial Statements”) for the half year ended June 30, 2008, which should be read in conjunction with the 2007 Annual Report, have been prepared in accordance with the recognition and measurement principles of International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) as issued by the International Accounting Standards Board (“IASB”) and subsequently adopted by the European Union (“EU”).

There have been no significant changes to the accounting policies described on pages 61 to 78 in the 2007 Annual Report.

The preparation of the Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of certain assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. The estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Since management’s judgement involves making estimates concerning the likelihood of future events, the actual results could differ from those estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future period affected. The estimates that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are in the areas of impairment of financial assets, retirement benefit liabilities, share based payment expense and the fair value of certain financial assets and financial liabilities.

All activities are from continuing operations.

Change in pension scheme assumptions

As described on page 64 of the 2007 Annual Report, pension scheme liabilities are discounted at the current rate of return on a high quality corporate bond of equivalent term and currency. The discount rates used in the preparation of the accounts as at June 30, 2008 were 5.8% for the Irish scheme (June 30, 2007: 5.3%; December 31, 2007: 5.5%) and 6.0% for the UK scheme (June 30, 2007: 5.5%; December 31, 2007: 5.7%). The other financial assumptions, including mortality assumptions, remain the same as reported at December 31, 2007. The change in the discount rates gave rise to an actuarial gain of € 248 million; there was an actuarial loss on scheme assets of € 576 million. The net actuarial loss of € 285 million net of tax was recognized in the consolidated statement of recognized income and expense (half-year ended June 30, 2007: gain € 565 million; year ended December 31, 2007: gain € 393 million).The Group’s pension deficit across all schemes as at June 30, 2008 was € 713 million (December 31, 2007: € 423 million). The net recognized deficit comprised retirement benefit liabilities of € 3,924 million (December 31, 2007: € 4,116 million) and assets of € 3,211 million (December 31, 2007: € 3,693 million).

An actuarial valuation of the main schemes will be carried out as at June 30, 2008.

Financial assets

At December 31, 2007 debt securities within the Global Treasury Trading and Available for Sale portfolios were valued using quoted screen prices. During the half-year ended June 30, 2008,AIB determined that, due to the lack of observable market prices, the markets for a considerable part of its debt securities portfolio were no longer active. In the absence of reliable observable market prices, the fair values of financial assets were determined using valuation techniques including cash flow models which use observable market parameters. Where markets are deemed to be active, screen prices are used. Of the trading portfolio financial assets of € 6,737 million at June 30, 2008, € 820 million are valued based on quoted screen prices and € 5,917 million valued using valuation techniques with observable market inputs. Of the financial investments available for sale of € 22,834 million at June 30, 2008, € 10,130 million are valued using quoted screen prices and € 12,704 million using valuation techniques with observable market inputs.

Statement of compliance

The consolidated interim financial statements comply with International Accounting Standard 34—Interim Financial Reporting, as adopted by the EU.

Both the interim figures for the six months ended June 30, 2008 and the comparative amounts for the six months ended June 30, 2007 are unaudited but have been reviewed by the Auditors. The summary financial statements for the year ended December 31, 2007, as presented in the Interim Financial Statements, represent an abbreviated version of the Group’s full accounts for that year, on which the independent auditors issued an unqualified audit report and which have been filed in the Companies Registration Office. The financial information presented herein does not amount to statutory financial statements.

Prospective accounting changes

The prospective accounting changes setting out accounting standards/amendments that apply with effect from 1 January 2009 to companies that report under IFRS, and their expected impact on the Group, are set out on pages 77 and 78 of the 2007 Annual Report.

Consolidated condensed income statement (unaudited) for the half-year ended June 30, 2008

	Notes		Half-year June 30 2008 € m		Half-year June 30 2007 € m		Year 31 December 2007 € m
Interest and similar income	3		5,004		4,354		9,340
Interest expense and similar charges	4		3,139		2,687		5,922

Net interest income			1,865		1,667		3,418
Dividend income	5		23		22		31
Fee and commission income	6		615		713		1,453
Fee and commission expense	6		(62)		(94)		(197)
Net trading (loss)/income	7		(77)		75		74
Other operating income	8		81		34		89
Other income			580		750		1,450

Total operating income			2,445		2,417		4,868
Administrative expenses	9		1,130		1,167		2,376
Amortization of intangible assets			27		28		60
Depreciation of property, plant and equipment			47		42		85
Total operating expenses			1,204		1,237		2,521

Operating profit before provisions			1,241		1,180		2,347
Provisions for impairment of loans and receivables	19		137		25		106
Provisions for liabilities and commitments			—		4		(8)
Amounts written off financial investments available for sale			1		1		1

Operating profit			1,103		1,150		2,248
Associated undertakings			57		81		128
Profit on disposal of property	10		7		41		76
Construction contract income	11		6		44		55
Profit on disposal of businesses	12		106		2		1

Profit before taxation			1,279		1,318		2,508
Income tax expense	13		194		239		442

Profit for the period—all continuing operations			1,085		1,079		2,066

Attributable to:
Equity holders of the parent			1,040		1,041		1,949
Minority interests in subsidiaries			45		38		117

			1,085		1,079		2,066

Basic earnings per share	14	(a)	114.0	c	114.7	c	218.0	c
Diluted earnings per share	14	(b)	113.8	c	113.8	c	216.4	c

Consolidated condensed balance sheet (unaudited) as at June 30, 2008

	Notes	30 June 2008 € m	31 December 2007 € m	June 30 2007 € m
Assets
Cash and balances at central banks		1,144	1,264	613
Treasury bills and other eligible bills		14	15	370
Items in course of collection		676	383	855
Trading portfolio financial assets	16	6,737	8,256	9,470
Derivative financial instruments	26	4,248	4,557	3,023
Loans and receivables to banks	17	9,376	9,465	14,821
Loans and receivables to customers	18	132,814	127,603	120,217
Financial investments available for sale	21	22,834	20,969	22,233
Interests in associated undertakings		1,605	1,682	1,772
Intangible assets and goodwill		707	636	578
Property, plant and equipment		622	608	587
Other assets		819	786	1,428
Current taxation		—	2	15
Deferred taxation		288	254	181
Prepayments and accrued income		1,074	1,143	1,031
Assets classified as held for sale		15	239	22

Total assets		182,973	177,862	177,216

Liabilities
Deposits by banks		28,002	30,389	39,797
Customer accounts	22	86,983	81,308	79,023
Trading portfolio financial liabilities		88	194	493
Derivative financial instruments	26	4,461	4,142	3,151
Debt securities in issue	23	43,329	41,866	35,181
Current taxation		198	181	220
Deferred taxation		26	60	—
Other liabilities		1,761	1,473	2,123
Accruals and deferred income		1,301	1,808	1,343
Retirement benefit liabilities		713	423	252
Provisions for liabilities and commitments		71	74	98
Subordinated liabilities and other capital instruments	25	5,090	4,605	4,841
Disposal group classified as held for sale		—	161	—

Total liabilities		172,023	166,684	166,522

Stockholders’ equity
Share capital		294	294	294
Share premium account		1,693	1,693	1,693
Other equity interests		497	497	497
Reserves		(55)	327	152
Profit and loss account		7,126	7,016	6,750
Stockholders’ equity		9,555	9,827	9,386
Minority interests in subsidiaries		1,395	1,351	1,308

Total stockholders’ equity including minority interests		10,950	11,178	10,694

Total liabilities, stockholders’ equity and minority interests		182,973	177,862	177,216

    Consolidated condensed statement of cash flows (unaudited)

                                                           for the half year June 30, 2008

Consolidated statement of cash flows	Half-year June 30 2008 € m	Half-year June 30 2007 € m	Year 31 December 2007 € m
Operating activities
Profit before taxation	1,279	1,318	2,508
Adjust for non-cash items	(328)	(100)	384

	951	1,218	2,892
Net cash inflow/(outflow) from operating assets and liabilities	1,559	3,962	(1,870)

Net cash inflow from operating activities before taxation	2,510	5,180	1,022
Taxation	(139)	(114)	(400)

Net cash flows from operating activities	2,371	5,066	622
Investing activities
Net increase in financial investments available for sale	(2,416)	(2,420)	(3,331)
Additions to property, plant and equipment	(60)	(40)	(128)
Additions to intangible assets	(73)	(52)	(138)
Disposal of property, plant and equipment	10	57	105
Investment in associated undertakings	(10)	(3)	—
Disposal of investment in associated undertakings	5	—	5
Disposal of investment in subsidiaries and businesses	114	2	1
Investment in AmCredit	(114)	—	—
Dividends received from associated undertakings	24	27	56

Cash flows from investing activities	(2,520)	(2,429)	(3,430)

Financing activities
Re-issue of treasury shares	10	45	49
Redemption of subordinated liabilities	(200)	—	—
Issue of subordinated liabilities	884	128	128
Interest paid on subordinated liabilities	(117)	(121)	(254)
Equity dividends paid on ordinary shares	(451)	(406)	(651)
Dividends paid on other equity interests	(38)	(38)	(38)
Dividends paid to minority interests	(18)	(34)	(82)

Cash flows from financing activities	70	(426)	(848)

Net (decrease)/increase in cash and cash equivalents	(79)	2,211	(3,656)

Analysis of changes in cash
At beginning of period	10,427	14,355	14,355
Net cash flow before the effect of exchange translation adjustments	(79)	2,211	(3,656)
Effect of exchange translation adjustments	(154)	(39)	(272)

At end of period	10,194	16,527	10,427

Consolidated statement of recognized income and expense (unaudited)

	Half-year June 30 2008 € m	Half-year June 30 2007 € m	Year 31 December 2007 € m
Foreign exchange translation differences	(154)	(24)	(290)
Net change in cash flow hedges, net of tax	(203)	(258)	(37)
Net change in fair value of available for sale securities, net of tax	(189)	(138)	(191)
Net actuarial (losses)/gains in retirement benefit schemes, net of tax	(285)	565	393
Other recognized gains/(losses) in associated undertakings	1	(55)	(22)

Income and expense recognized	(830)	90	(147)
Profit for the period	1,085	1,079	2,066

Total recognized income and expense for the period	255	1,169	1,919

Attributable to:
Equity holders of the parent	193	1,134	1,793
Minority interests in subsidiaries	62	35	126

Total recognized income and expense for the period	255	1,169	1,919

    Consolidated reconciliation of movements in stockholders’ equity

	Share capital € m	Share premium € m	Other equity interests € m	Capital reserves € m	Revaluation reserves € m	Available for sale securities reserves € m	Cash flow hedging reserves € m	Revenue reserves € m	Foreign currency translation reserves € m	Treasury shares € m	Share based payments reserves € m	Total € m
2008
At January 1, 2008	294	1,693	497	527	33	(91)	(142)	7,682	(251)	(491)	76	9,827
Profit attributable to equity holders of the parent	—	—	—	—	—	—	—	1,040	—	—	—	1,040
Dividends on ordinary shares	—	—	—	—	—	—	—	(451)	—	—	—	(451)
Dividends on other equity interests	—	—	—	—	—	—	—	(38)	—	—	—	(38)
Share based payments	—	—	—	—	—	—	—	—	—	—	12	12
Actuarial losses recognized in retirement benefit schemes	—	—	—	—	—	—	—	(285)	—	—	—	(285)
Other recognized gains/(losses) relating to the period	—	—	—	—	—	(179)	(203)	1	(181)	—	—	(562)
Ordinary shares re-issued	—	—	—	—	—	—	—	—	—	29	—	29
Net movement in own shares	—	—	—	—	—	—	—	(17)	—	—	—	(17)

At June 30, 2008	294	1,693	497	527	33	(270)	(345)	7,932	(432)	(462)	88	9,555

2007
At January 1, 2007	294	1,693	497	527	35	86	(105)	6,033	62	(574)	57	8,605
Profit attributable to equity holders of the parent	—	—	—	—	—	—	—	1,041	—	—	—	1,041
Dividends on ordinary shares	—	—	—	—	—	—	—	(406)	—	—	—	(406)
Dividends on other equity interests	—	—	—	—	—	—	—	(38)	—	—	—	(38)
Share based payments	—	—	—	—	—	—	—	6	—	—	9	15
Actuarial gains recognized in retirement benefit schemes	—	—	—	—	—	—	—	565	—	—	—	565
Other recognized losses relating to the period	—	—	—	—	—	(128)	(258)	(55)	(31)	—	—	(472)
Other movements	—	—	—	—	(4)	—	—	4	—	—	—	—
Ordinary shares re-issued	—	—	—	—	—	—	—	—	—	78	—	78
Net movement in own shares	—	—	—	—	—	—	—	(2)	—	—	—	(2)

At June 30, 2007	294	1,693	497	527	31	(42)	(363)	7,148	31	(496)	66	9,386

Consolidated reconciliation of movements in stockholders’ equity

	Share capital € m	Share Premium € m	Other equity interests € m	Capital Reserves € m	Revaluation Reserves € m	Available for sale securities reserves € m	Cash flow hedging reserves € m	Revenue reserves € m	Foreign currency translation reserves € m	Treasury shares € m	Share based payments reserves € m	Total € m
2007
At January 1, 2007	294	1,693	497	527	35	86	(105)	6,033	62	(574)	57	8,605
Profit attributable to equity holders of the parent	—	—	—	—	—	—	—	1,949	—	—	—	1,949
Dividends on ordinary shares	—	—	—	—	—	—	—	(651)	—	—	—	(651)
Dividends on other equity interests	—	—	—	—	—	—	—	(38)	—	—	—	(38)
Share based payments	—	—	—	—	—	—	—	6	—	—	19	25
Actuarial gains recognized in retirement benefit schemes	—	—	—	—	—	—	—	393	—	—	—	393
Other recognized losses relating to the period	—	—	—	—	—	(177)	(37)	(22)	(313)	—	—	(549)
Other movements	—	—	—	—	(2)	—	—	2	—	—	—	—
Ordinary shares re-issued	—	—	—	—	—	—	—	—	—	83	—	83
Net movement in own shares	—	—	—	—	—	—	—	10	—	—	—	10

At December 31, 2007	294	1,693	497	527	33	(91)	(142)	7,682	(251)	(491)	76	9,827

    Notes to the Interim Financial Statements

1 Acquisitions, disposals and transfers

Merchant acquiring joint venture with First Data Corporation.

In January 2008, a joint venture arrangement with First Data Corporation was finalised. This arrangement generated the disposal of the Group’s merchant acquiring businesses which comprised property, plant and equipment amounting to € 3 million and merchant contracts which are intangible assets and had not been recorded in the books due to IFRS transitional rules. These assets were acquired by a joint venture group operating under the name AIB Merchant Services in which AIB Group holds a 49.9% share with First Data Corporation holding 50.1%. The transaction gave rise to a profit on disposal of € 106 million before tax (tax charge: € Nil).

AIB is accounting for its interest in the joint venture as an associate and recognized € 4 million profit after tax in the income statement in the period.

AmCredit

The acquisition of 100% of the AmCredit mortgage business from the Baltic-American Enterprise Fund (‘BalAEF’) was completed on 1 February 2008. The assets of the company consist principally of mortgages with a fair value at acquisition date of € 101 million.

The company operates in Latvia, Estonia and Lithuania. The total consideration paid amounted to € 116 million giving rise to a provisional goodwill on acquisition of € 15 million. A loss of € 2 million was recognized in the period, reflecting integration costs incurred.

Acquisition of interest in Bulgarian American Credit Bank AD

On 22 February, 2008, the Group entered into an agreement to acquire a 49.99% interest in Bulgarian American Credit Bank (‘BACB’) from its majority stockholder, the Bulgarian—American Enterprise Fund (“BAEF”). BACB is a specialist provider of secured finance to small and medium sized companies in Bulgaria. As at June 30, 2008, BACB had total assets of € 399 million, total liabilities of € 313 million and stockholders’ equity of € 86 million. BAEF is a private US corporation established in 1991 under legislation enacted by the US Congress to promote active participation in the development and expansion of the economy in Bulgaria.

The consideration of € 216 million will be payable by the Group in cash on completion of the transaction. Completion is conditional upon receipt of the requisite regulatory approvals. The transaction is expected to be marginally accretive for the Group and will have a minimal capital impact.

2 Segmental information

Business segments are distinguishable components of the Group that provide products and services that are subject to risks and rewards that are different to those of other business segments. The Group has determined that business segments are the primary reporting segments and thus business segment information is based on management accounts information. Transactions between business segments are on normal commercial terms and conditions, with internal charges and transfer pricing adjustments reflected in the performance of each business segment. Revenue sharing agreements are used to allocate external customer revenues to a business segment on a reasonable basis. Income on capital is allocated to the divisions on the basis of the amount of capital required to support the level of risk weighted assets. Interest income earned on capital which is not allocated to divisions is reported and retained in Group.

Notes to the Interim Financial Statements

2 Segmental information

	Half-year June 30, 2008
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Poland € m	Group € m	Total € m
Operations by business segments
Net interest income	870	421	308	206	60	1,865
Other income	239	101	67	213	(40)	580

Total operating income	1,109	522	375	419	20	2,445
Administrative expenses	494	201	151	222	62	1,130
Amortization of intangible assets	8	4	—	4	11	27
Depreciation of property, plant and equipment	16	4	5	11	11	47
Total operating expenses	518	209	156	237	84	1,204

Operating profit/(loss) before provisions	591	313	219	182	(64)	1,241
Provisions for impairment of loans and receivables	89	20	25	3	—	137
Provisions for liabilities and commitments	—	(3)	—	3	—	—
Amounts written off financial investments available for sale	—	1	—	—	—	1

Operating profit/(loss)	502	295	194	176	(64)	1,103
Associated undertakings	(2)	—	1	—	58	57
Profit on disposal of property	6	—	—	1	—	7
Construction contract income	—	—	—	—	6	6
Profit on disposal of business	68	—	38	—	—	106

Profit before taxation - continuing operations	574	295	233	177	—	1,279

Other amounts
Loans and receivables to customers	74,911	26,046	23,102	8,426	329	132,814
Interests in associated undertakings	274	—	1	18	1,312	1,605
Total assets	81,052	58,290	24,266	12,511	6,854	182,973
Customer accounts	41,878	20,487	14,658	9,960	—	86,983
Total liabilities(1)	48,973	86,965	15,504	11,198	9,383	172,023
Total risk weighted assets(2)	60,940	40,465	24,053	10,579	2,342	138,379
Ordinary stockholders’ equity(1)	3,989	2,649	1,575	692	153	9,058
Capital expenditure	41	13	3	24	52	133
Other significant non-cash expenses(3)	2	1	3	2	2	10

    Notes to the Interim Financial Statements

2 Segmental information

	Half-year June 30, 2007
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Poland € m	Group € m	Total € m
Operations by business segments
Net interest income	868	285	339	139	36	1,667
Other income	238	254	78	192	(12)	750

Total operating income	1,106	539	417	331	24	2,417
Administrative expenses	505	220	182	165	95	1,167
Amortization of intangible assets	9	3	—	9	7	28
Depreciation of property, plant and equipment	17	4	5	8	8	42
Total operating expenses	531	227	187	182	110	1,237

Operating profit/(loss) before provisions	575	312	230	149	(86)	1,180
Provisions for impairment of loans and receivables	46	(22)	7	(6)	—	25
Provisions for liabilities and commitments	2	2	—	—	—	4
Amounts written off financial investments available for sale	—	1	—	—	—	1

Operating profit/(loss)	527	331	223	155	(86)	1,150
Associated undertakings	7	—	—	—	74	81
Profit on disposal of property	—	—	—	—	41	41
Construction contract income	—	—	—	—	44	44
Profit on disposal of businesses	—	2	—	—	—	2

Profit before taxation - continuing operations	534	333	223	155	73	1,318

Other amounts
Loans and receivables to customers	66,160	24,206	24,269	5,457	125	120,217
Interests in associated undertakings	264	8	—	10	1,490	1,772
Total assets	72,322	61,977	27,963	8,279	6,675	177,216
Customer accounts	40,680	16,279	15,466	6,598	—	79,023
Total liabilities(1)	48,224	83,573	16,563	7,565	10,597	166,522
Total risk weighted assets(2)	58,592	42,248	24,720	6,527	3,209	135,296
Ordinary stockholders’ equity(1)	3,849	2,776	1,624	429	211	8,889
Capital expenditure	40	13	4	8	27	92
Other significant non-cash expenses(3)	10	7	4	4	2	27

Notes to the Interim Financial Statements

2 Segmental information (continued)

	Year December 31, 2007
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Poland € m	Group € m	Total € m
Operations by business segments
Net interest income	1,777	586	685	308	62	3,418
Other income	490	389	156	371	44	1,450

Total operating income	2,267	975	841	679	106	4,868
Administrative expenses	1,036	446	359	377	158	2,376
Amortization of intangible assets	16	6	1	18	19	60
Depreciation of property, plant and equipment	36	8	11	15	15	85
Total operating expenses	1,088	460	371	410	192	2,521

Operating profit/(loss) before provisions	1,179	515	470	269	(86)	2,347
Provisions for impairment of loans and receivables	104	(18)	18	2	—	106
Provisions for liabilities and commitments	—	2	—	(1)	(9)	(8)
Amounts written off financial investments available for sale	—	1	—	—	—	1

Operating profit/(loss)	1,075	530	452	268	(77)	2,248
Associated undertakings	7	—	—	1	120	128
Profit on disposal of property	12	—	—	—	64	76
Construction contract income	—	—	—	—	55	55
Profit/(loss) on disposal of businesses	—	2	—	—	(1)	1

Profit before taxation - continuing operations	1,094	532	452	269	161	2,508

Other amounts
Loans and receivables to customers	71,717	25,387	23,726	6,638	135	127,603
Interests in associated undertakings	273	4	—	4	1,401	1,682
Total assets	78,241	57,753	24,946	10,106	6,816	177,862
Customer accounts	41,933	16,715	14,460	8,200	—	81,308
Total liabilities(1)	48,270	84,034	15,306	9,034	10,040	166,684
Total risk weighted assets(2)	63,771	41,188	23,880	7,582	2,965	139,386
Ordinary stockholders’ equity(1)	4,269	2,757	1,598	508	198	9,330
Capital expenditure	116	28	9	41	72	266
Other significant non-cash expenses(3)	17	10	9	3	4	43

    Notes to the Interim Financial Statements

2 Segmental information (continued)

	Half-year June 30, 2008
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Operations by geographical segments(4)
Net interest income	1,217	379	224	29	16	1,865
Other income	239	62	248	20	11	580

Total operating income	1,456	441	472	49	27	2,445
Administrative expenses	696	182	227	13	12	1,130
Amortization of intangible assets	22	1	3	—	1	27
Depreciation of property, plant and equipment	30	5	12	—	—	47
Total operating expenses	748	188	242	13	13	1,204

Operating profit before provisions	708	253	230	36	14	1,241
Provisions for impairment of loans and receivables	86	44	3	4	—	137
Provisions for liabilities and commitments	(3)	—	3	—	—	—
Amounts written off financial investments available for sale	1	—	—	—	—	1

Operating profit	624	209	224	32	14	1,103
Associated undertakings	(2)	1	—	58	—	57
Profit on disposal of property	6	—	1	—	—	7
Construction contract income	6	—	—	—	—	6
Profit on disposal of businesses	106	—	—	—	—	106

Profit before taxation – continuing operations	740	210	225	90	14	1,279

Other amounts
Loans and receivables to customers	89,429	30,902	8,426	2,641	1,416	132,814
Interests in associated undertakings	274	1	18	1,312	—	1,605
Total assets	127,556	34,103	14,879	4,969	1,466	182,973
Customer accounts	51,157	21,928	9,984	3,914	—	86,983
Total liabilities(1)	110,450	31,628	12,717	16,769	459	172,023
Total risk weighted assets(2)	93,248	26,274	11,356	5,487	2,014	138,379
Ordinary stockholders’ equity(1)	6,104	1,720	743	359	132	9,058
Capital expenditure	105	4	24	—	—	133

Notes to the Interim Financial Statements

2 Segmental information (continued)

	Half-year June 30, 2007
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Operations by geographical segments(4)
Net interest income	1,037	440	155	27	8	1,667
Other income	461	38	217	28	6	750

Total operating income	1,498	478	372	55	14	2,417
Administrative expenses	752	223	167	19	6	1,167
Amortization of intangible assets	18	—	10	—	—	28
Depreciation of property, plant and equipment	28	6	8	—	—	42
Total operating expenses	798	229	185	19	6	1,237

Operating profit before provisions	700	249	187	36	8	1,180
Provisions for impairment of loans and receivables	47	(16)	(6)	—	—	25
Provisions for liabilities and commitments	6	(2)	—	—	—	4
Amounts written off financial investments available for sale	1	—	—	—	—	1

Operating profit	646	267	193	36	8	1,150
Associated undertakings	7	—	—	74	—	81
Profit on disposal of property	41	—	—	—	—	41
Construction contract income	44	—	—	—	—	44
Profit on disposal of businesses	—	2	—	—	—	2

Profit before taxation – continuing operations	738	269	193	110	8	1,318

Other amounts
Loans and receivables to customers	80,350	31,255	5,457	2,433	722	120,217
Interests in associated undertakings	285	—	10	1,477	—	1,772
Total assets	124,227	37,052	9,771	5,404	762	177,216
Customer accounts	48,331	22,736	6,612	1,344	—	79,023
Total liabilities(1)	119,170	34,503	8,363	4,388	98	166,522
Total risk weighted assets(2)	84,881	34,110	7,680	7,835	790	135,296
Ordinary stockholders’ equity(1)	5,576	2,241	505	515	52	8,889
Capital expenditure	77	5	8	—	2	92

    Notes to the Interim Financial Statements

2 Segmental information (continued)

	Year December 31, 2007
	Republic of Ireland € m	United Kingdom € m	Poland € m	United States of America € m	Rest of the world € m	Total € m
Operations by geographical segments(4)
Net interest income	2,145	857	343	56	17	3,418
Other income	684	265	446	43	12	1,450

Total operating income	2,829	1,122	789	99	29	4,868
Administrative expenses	1,502	439	384	39	12	2,376
Amortization of intangible assets	41	1	18	—	—	60
Depreciation of property, plant and equipment	58	11	15	1	—	85
Total operating expenses	1,601	451	417	40	12	2,521

Operating profit before provisions	1,228	671	372	59	17	2,347
Provisions for impairment of loans and receivables	107	(3)	2	—	—	106
Provisions for liabilities and commitments	(6)	(1)	(1)	—	—	(8)
Amounts written off financial investments available for sale	1	—	—	—	—	1

Operating profit	1,126	675	371	59	17	2,248
Associated undertakings	7	—	1	120	—	128
Profit on disposal of property	76	—	—	—	—	76
Construction contract income	55	—	—	—	—	55
Profit/(loss) on disposal of businesses	(1)	2	—	—	—	1

Profit before taxation – continuing operations	1,263	677	372	179	17	2,508

Other amounts
Loans and receivables to customers	85,706	31,683	6,638	2,583	993	127,603
Interests in associated undertakings	277	—	4	1,401	—	1,682
Total assets	124,265	35,337	12,152	5,056	1,052	177,862
Customer accounts	50,024	22,146	8,224	914	—	81,308
Total liabilities(1)	111,542	35,314	10,259	9,212	357	166,684
Total risk weighted assets(2)	95,810	26,727	11,804	3,722	1,323	139,386
Ordinary stockholders’ equity(1)	6,413	1,789	790	249	89	9,330
Capital expenditure	210	10	41	1	4	266

(1)

The fungible nature of liabilities within the banking industry inevitably leads to allocations of liabilities to segments, some of which are necessarily subjective. Accordingly, the directors believe that the analyzes of total assets is more meaningful than the analysis of ordinary stockholders’ equity or liabilities.

(2)	In June 2008, risk weighted assets are prepared under Basel II. Comparable total risk weighted assets for December 2007 calculated under Basel II are € 134,091 million.
(3)	Comprises share based payments expense.
(4)	The geographical distribution of profit before taxation is based primarily on the location of the office recording the transaction.

Notes to the Interim Financial Statements

Gross revenue by business segment

	June 2008
	AIB Bank ROI € m	Capital Markets € m	AIB Bank UK € m	Poland € m	Group € m	Eliminations € m	Total € m
External customers	2,626	1,696	856	565	22	—	5,765
Inter-segment revenue	1,515	1,660	584	10	(12)	(3,757)	—

Total gross revenue	4,141	3,356	1,440	575	10	(3,757)	5,765

	December 2007
External customers	4,500	3,516	2,017	869	217	—	11,119
Inter-segment revenue	2,733	3,178	913	75	78	(6,977)	—

Total gross revenue	7,233	6,694	2,930	944	295	(6,977)	11,119

	June 2007
External customers	2,083	1,418	887	405	492	—	5,285
Inter-segment revenue	1,043	1,461	390	2	36	(2,932)	—

Total gross revenue	3,126	2,879	1,277	407	528	(2,932)	5,285

Gross revenue from external customers represents: interest and similar income; dividend income; fee and commission income; net trading income; other operating income; profit on disposal of property; construction contract income; and profit on disposal of businesses. The amounts relate to continuing operations only.

3 Interest and similar income

	Half-year June 30 2008 € m	Half-year June 30 2007 € m	Year December 31 2007 € m
Interest on loans and receivables to banks	233	243	518
Interest on loans and receivables to customers	4,094	3,449	7,408
Interest on trading portfolio financial assets	179	180	393
Interest on financial investments available for sale	498	482	1,021

	5,004	4,354	9,340

4 Interest expense and similar charges

	Half-year June 30 2008 € m	Half-year June 30 2007 € m	Year December 31 2007 € m
Interest on deposits by banks	724	741	1,585
Interest on customer accounts	1,320	1,082	2,349
Interest on debt securities in issue	976	739	1,736
Interest on subordinated liabilities and other capital instruments	119	125	252

	3,139	2,687	5,922

5 Dividend income

The dividend income relates to income from equity shares held as financial investments available for sale.

    Notes to the Interim Financial Statements

6 Net fee and commission income

	Half-year June 30 2008 € m	Half-year June 30 2007 € m	Year December 31 2007 € m
Fee and commission income:
Retail banking customer fees	351	396	828
Credit related fees	62	69	127
Insurance commissions	33	27	56
Investment banking and asset management fees	130	155	326
Brokerage fees	39	66	116

	615	713	1,453
Fee and commission expense	(62)	(94)	(197)

	553	619	1,256

7 Net trading (loss)/income

	Half-year June 30 2008 € m	Half-year June 30 2007 € m	Year December 31 2007 € m
Foreign exchange contracts	(7)	37	113
Debt securities and interest rate contracts	(63)	19	(69)
Equity securities and index contracts	(7)	19	30

	(77)	75	74

8 Other operating income

	Half-year June 30 2008 € m	Half-year June 30 2007 € m	Year December 31 2007 € m
Profit on disposal of available for sale debt securities	19	3	3
Profit on disposal of available for sale equity shares	21	1	49
Miscellaneous operating income	41	30	37

	81	34	89

9 Administrative expenses

	Half-year June 30 2008 € m	Half-year June 30 2007 € m	Year December 31 2007 € m
Personnel expenses
Wages & salaries	597	579	1,206
Share-based payment schemes	4	27	43
Retirement benefits	53	81	158
Social security costs	74	71	135
Other personnel expenses	33	41	73
	761	799	1,615
General and administrative expenses	369	368	761

	1,130	1,167	2,376

Notes to the Interim Financial Statements

10 Profit on disposal of property

2008

Sale of properties which were in excess of business requirements with a value of € 2 million were disposed of giving rise to a profit on disposal of property of € 7 million.

2007

The sale of 16 branches as part of the sale and leaseback programme, with a value of € 14 million, gave rise to a profit on disposal of € 41 million. The leases qualify as operating leases and the profit arising on these transactions is included in profit on disposal of property.

11 Construction contract income

	Half-year June 30 2008 € m	Half-year June 30 2007 € m	Year 31 December 2007 € m
Construction revenue	10	82	101
Construction expense	(4)	(38)	(46)

	6	44	55

In 2005, AIB sold land at its Bankcentre headquarters to a syndicate of investors, the Serpentine Consortium. The consortium outsourced the construction of a new development on the above land to Blogram Limited, a subsidiary of Allied Irish Banks, p.l.c. on a fixed price contract basis. The total consideration amounted to € 363 million and was paid in full by the Serpentine Consortium by December 31, 2007 (June 30, 2007: € 278.2 million was due from the Consortium). As at June 30, 2008, 99.87% of construction profit had been recognized in the income statement (December 2007: 97.06%; June 2007: 90.60%). Construction contract income net of tax amounted to € 5 million (December 2007: € 48 million; June 2007: € 38 million).

12 Profit on disposal of businesses

2008

The profit on disposal of business in 2008 of € 106 million relates to the disposal of the Group’s merchant acquiring business (see note 1).

2007

The profit on disposal of business in 2007 of € 2 million (tax charge of € 0.6 million) relates to the final payment arising from the sale of the Govett business in 2003.

    Notes to the Interim Financial Statements

13 Income tax expense

	Half-year June 30 2008 € m	Half-year June 30 2007 € m	Year 31 December 2007 € m
Allied Irish Banks, p.l.c. and subsidiaries
Corporation tax in Republic of Ireland
Current tax on income for the period	75	92	203
Adjustments in respect of prior periods	4	(3)	(10)
	79	89	193
Double taxation relief	(6)	(16)	(25)

	73	73	168
Foreign tax
Current tax on income for the period	81	136	257
Adjustments in respect of prior periods	(3)	1	10
	78	137	267

	151	210	435
Deferred taxation
Origination and reversal of temporary differences	46	28	7
Other	(3)	1	—
	43	29	7

Total income tax expense	194	239	442

Effective income tax rate	15.2%	18.1%	17.6%

14 Earnings per € 0.32 ordinary share

	Half-year June 30 2008 € m	Half-year June 30 2007 € m	Year December 31 2007 € m
(a) Basic
Profit attributable to equity holders of the parent	1,040	1,041	1,949
Distributions to other equity holders	(38)	(38)	(38)

Profit attributable to ordinary stockholders	1,002	1,003	1,911

	Number of shares (millions)
Weighted average number of shares in issue during the period	878.8	874.5	876.7
Earnings per share - basic	EUR 114.0c	EUR 114.7c	EUR 218.0c

	Half-year June 30 2008 € m	Half-year June 30 2007 € m	Year December 31 2007 € m
(b) Diluted
Profit attributable to ordinary stockholders (note 14(a))	1,002	1,003	1,911
Dilutive impact of potential ordinary shares in subsidiary and associated companies	(1)	—	(2)

Adjusted profit attributable to ordinary stockholders	1,001	1,003	1,909

	Number of shares (millions)
Weighted average number of shares in issue during the period	878.8	874.5	876.7
Dilutive effect of options outstanding	1.1	6.5	5.2

Potential weighted average number of shares	879.9	881.0	881.9

Earnings per share - diluted	EUR 113.8c	EUR 113.8c	EUR 216.4c

Notes to the Interim Financial Statements

15 Adjusted earnings per share

	Profit attributable			Earnings per share
	Half-year June 30 2008 € m	Half-year June 30 2007 € m	Year December 31 2007 € m	Half-year June 30 2008 cent	Half-year June 30 2007 cent	Year December 31 2007 cent
(a) Basic earnings per share
As reported (note 14(a))	1,002	1,003	1,911	114.0	114.7	218.0
Adjustments:
Profit on disposal of business	(106)	—	—	(12.0)	—	—
Construction contract income	(5)	(38)	(48)	(0.6)	(4.3)	(5.5)
Profit on disposal of property	—	(35)	(58)	—	(4.0)	(6.6)
Hedge volatility(1)	31	21	—	3.5	2.4	—

	922	951	1,805	104.9	108.8	205.9

	Profit attributable			Earnings per share
	Half-year June 30 2008 € m	Half-year June 30 2007 € m	Year December 31 2007 € m	Half-year June 30 2008 cent	Half-year June 30 2007 cent	Year December 31 2007 cent
(b) Diluted earnings per share
As reported (note 14(b))	1,001	1,003	1,909	113.8	113.8	216.4
Adjustments:
Profit on disposal of business	(106)	—	—	(12.0)	—	—
Construction contract income	(5)	(38)	(48)	(0.6)	(4.3)	(5.5)
Profit on disposal of property	—	(35)	(58)	—	(4.0)	(6.5)
Hedge volatility(1)	31	21	—	3.5	2.4	—

	921	951	1,803	104.7	107.9	204.4

(1)	Hedge volatility (hedge ineffectiveness and derivative volatility) is included in net trading income.

Although not required under IFRS, adjusted earnings per share is presented to help understand the underlying performance of the Group. The adjustments in 2008 and 2007 are items that management believe do not reflect the underlying business performance. The adjustment in respect of profit on sale of property relates only to the profit on sale of properties that are subject to sale and leaseback arrangements. The adjustments listed above are shown net of taxation.

Notes to the Interim Financial Statements

16 Trading portfolio financial assets

	June 30 2008 € m	December 31 2007 € m	June 30 2007 € m
Loans and receivables to banks	—	—	2
Loans and receivables to customers	24	27	17
Debt securities:
Government securities	67	144	151
Bank eurobonds	3,141	4,259	4,971
Collateralized mortgage obligations	2,742	3,031	3,450
Other debt securities	686	661	737
	6,636	8,095	9,309
Equity shares	77	134	142

	6,737	8,256	9,470

External ratings profile of trading portfolio financial assets excluding equity shares
		June 30 2008 € m	December 31 2007 € m
AAA/AA		4,228	5,257
A		1,660	2,088
BBB+/BBB/BBB-		301	353
Sub investment		314	349
Unrated		157	75

		6,660	8,122

Collateralized mortgage obligations by geography and industry sector of the issuer

			Other	June 30 2008	December 31 2007
	Governments € m	Banks € m	financial € m	Total € m	Total € m
Republic of Ireland	—	23	256	279	295
United Kingdom	—	99	538	637	721
United States of America	156	—	—	156	173
Australia	7	7	435	449	515
Spain	—	43	943	986	1,057
Rest of World	—	—	235	235	270

	163	172	2,407	2,742	3,031

Notes to the Interim Financial Statements

17 Loans and receivables to banks

External ratings profile

	June 30 2008 € m	December 31 2007 € m
AAA/AA	7,301	7,856
A	2,069	1,609
BBB+/BBB/BBB-	6	—

	9,376	9,465

18 Loans and receivables to customers

	June 30 2008 € m	December 31 2007 € m	June 30 2007 € m
Loans and receivables to customers	128,385	123,246	115,966
Amounts receivable under finance leases and hire purchase contracts	3,631	3,418	3,397
Unquoted securities	1,634	1,681	1,565
Provisions for impairment of loans and receivables (note 19)	(836)	(742)	(711)

	132,814	127,603	120,217

Note: Information on the ratings profiles of loans and aged analysis of contractually past due but not impaired loans is set out on page 11.

Amounts include reverse repurchase agreements of € 4 million (December 31, 2007: € Nil; June 30, 2007: € Nil).

Included in loans and receivables to customers of € 132,814 million, is funded leveraged debt of € 5,368 million. The tables below analyse this by geographic location and industry sector.

Leveraged debt by geographic location

	June 30, 2008		December 31, 2007
	Funded € m	Unfunded € m	Funded € m	Unfunded € m
United Kingdom	678	89	646	102
Rest of Europe	1,452	225	1,260	256
North America	2,860	503	2,725	575
Rest of world	378	70	184	39

	5,368	887	4,815	972

Funded leveraged debt by industry sector

	June 30 2008 € m	December 31 2007 € m
Agriculture	53	36
Property & Construction	91	91
Distribution	869	853
Energy	89	69
Financial	193	138
Manufacturing	2,073	1,880
Transport	166	139
Other services	1,834	1,609

	5,368	4,815

Leveraged lending (including the financing of Management buy-outs and buy-ins and private equity buyouts) is conducted primarily through specialist lending teams. The leveraged loan book is held as part of the loans and receivables to customers portfolio. Specific impairment provisions of € 21 million (December 2007: € 33 million) are currently held against impaired exposures of € 56 million (December 2007: € 50 million) where there has been a permanent reduction in the value of the credit assets in question.

Notes to the Interim Financial Statements

19 Provisions for impairment of loans and receivables

	June 30 2008 € m	December 31 2007 € m	June 30 2007 € m
At beginning of period	744	707	707
Exchange translation adjustments	(3)	(8)	(1)
Charge against income statement	137	106	25
Amounts written off	(59)	(74)	(25)
Acquisition of AmCredit	15	—	—
Recoveries of amounts written off in previous years	4	13	7

At end of period	838	744	713

At end of period:
Specific	598	526	497
IBNR	240	218	216

	838	744	713

Amounts include:
Loans and receivables to banks	2	2	2
Loans and receivables to customers (note 18)	836	742	711

	838	744	713

20 Risk elements in lending

Management has set out below the amount of loans, without giving effect to available security and before deduction of provisions, classified as (a) Impaired loans and (b) Accruing loans which are contractually past due 90 days or more as to principal or interest:

	June 30 2008 € m	December 31 2007 € m	June 30 2007 € m
Impaired loans(1)
Republic of Ireland	812	531	403
United Kingdom	422	331	273
Poland	206	187	219

	1,440	1,049	895

Accruing loans which are contractually past due 90 days or more as to principal or interest(2)
Republic of Ireland	85	48	177
United Kingdom	64	46	39
Poland	1	13	—

	150	107	216

(1)	Interest on impaired loans (net of provisions) included in income for the half-year ended June 30, 2008 totalled € 22 million (December 2007: € 21 million; June 2007: € 10 million).
(2)	Overdrafts generally have no fixed repayment schedule and consequently are not included in this category.

Notes to the Interim Financial Statements

21 Financial investments available for sale

	June 30 2008 € m	December 31 2007 € m	June 30 2007 € m
Debt securities:
Government securities	7,356	7,638	6,968
Collateralized mortgage obligations	2,147	2,161	2,253
Other asset backed securities	1,299	1,284	1,138
Bank securities	10,033	8,659	8,822
Certificates of deposit	946	331	2,138
Other investments	690	570	582
	22,471	20,643	21,901
Equity shares	363	326	332

	22,834	20,969	22,233

External ratings profile of available for sale debt securities

	June 30 2008 € m	December 31 2007 € m
AAA/AA	15,822	14,847
A	5,791	5,273
BBB+/BBB/BBB-	351	282
Sub investment	194	168
Unrated	313	73

	22,471	20,643

Collateralized mortgage obligations by geography and industry sector of the issuer

			June 30 2008	December 31 2007
	Governments € m	Other financial € m	Total € m	Total € m
United Kingdom	—	120	120	59
United States of America	1,986	41	2,027	2,102

	1,986	161	2,147	2,161

Other asset backed securities by geography and industry sector of the issuer

				June 30 2008	December 31 2007
	Banks € m	Building societies € m	Other financial € m	Total € m	Total € m
Republic of Ireland	—	—	70	70	77
United Kingdom	—	—	199	199	136
Australia	5	20	295	320	369
Italy	—	—	139	139	128
Spain	—	—	472	472	493
Rest of World	—	—	99	99	81

	5	20	1,274	1,299	1,284

    Notes to the Interim Financial Statements

22 Customer accounts

	June 30 2008 € m	December 31 2007 € m	June 30 2007 € m

Current accounts	26,071	25,136	26,611
Demand deposits	8,627	9,101	9,843
Time deposits	39,411	37,978	33,536
	74,109	72,215	69,990

Securities sold under agreements to repurchase	1	1	1
Other short-term borrowings	12,873	9,092	9,032
	12,874	9,093	9,033

	86,983	81,308	79,023

23 Debt securities in issue
	June 30 2008 € m	December 31 2007 € m	June 30 2007 € m
Bonds and medium term notes:
European medium term note programme	12,181	12,553	15,005
Bonds and other medium term notes	7,247	7,259	7,135
	19,428	19,812	22,140
Other debt securities in issue:
Commercial paper	7,123	2,987	2,129
Commercial certificates of deposit	16,778	19,067	10,912
	23,901	22,054	13,041

	43,329	41,866	35,181

Notes to the Interim Financial Statements

24 Memorandum items: contingent liabilities and commitments

	Contract amount
	June 30 2008 € m	December 31 2007 € m	June 30 2007 € m
Contingent liabilities:
Guarantees and assets pledged as collateral security:
Guarantees and irrevocable letters of credit	5,839	5,628	6,008
Other contingent liabilities	1,492	1,393	1,267
	7,331	7,021	7,275
Commitments:
Other commitments	23,850	23,715	24,190

	31,181	30,736	31,465

The Group’s maximum exposure to credit loss under contingent liabilities and commitments to extend credit, in the event of non-performance by the other party where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of those instruments.

TARGET 2 - Gross settlement system

During the half-year ended June 30, 2008,Allied Irish Banks, p.l.c. migrated to the TARGET 2 system, which is the new wholesale payment infrastructure for credit institutions across Europe. TARGET 2 is a real time gross settlement system for large volume interbank payments in euro. The following disclosures relate to the charges arising as a result of the Group’s migration to TARGET 2.

(1)	On 15 February 2008, a first floating charge was placed in favour of the Central Bank and Financial Services Authority of Ireland (“CBFSAI”) over all Allied Irish Banks, p.l.c.’s right, title, interest and benefit, present and future, in and to the balances now or at any time standing to the credit of Allied Irish Banks, p.l.c.’s account held as a TARGET 2 participant with the CBFSAI (“the Charged Property”).

This floating charge contains a provision whereby during the subsistence of the security, otherwise than with the prior written consent of the CBFSAI,Allied Irish Banks, p.l.c. shall:

(a)	not create or attempt to create or permit to arise or subsist any encumbrance on or over the charged property or any part thereof; or

(b)	not, otherwise than in the ordinary course of business, sell, transfer, lend or otherwise dispose of the charged property or any part thereof or attempt or agree to do so whether by means of one or a number of transactions related or not and whether at one time or over a period of time.

(2)	On 15 February 2008, a first floating charge was placed in favour of the CBFSAI over all Allied Irish Banks, p.l.c.’s right, title, interest and benefit, present and future, in and to certain segregated securities (‘the Charged Property’) listed in an Eligible Securities Schedule kept by Allied Irish Banks, p.l.c. for purpose of participating in TARGET 2.

This floating charge contains a provision whereby during the subsistence of the security, otherwise than with the prior written consent of the CBFSAI,Allied Irish Banks, p.l.c. shall:

(a)	not create or attempt to create or permit to arise or subsist any encumbrance on or over the charged property or any part thereof; or

(b)	not, otherwise than in the ordinary course of business, sell, transfer, lend or otherwise dispose of the Charged Property or any part thereof or attempt or agree to do so whether by means of one or a number of transactions related or not and whether at one time or over a period of time.

    Notes to the Interim Financial Statements

25 Subordinated liabilities and other capital instruments

Dated loan capital issued under the European Medium Term Note Programme is subordinated in right of payment to the ordinary creditors, including depositors, of the Group.

The € 200 million Floating Rate Notes, due 2013, were redeemed on June 12, 2008. The 250,000 Non-Cumulative preference shares issued in 1998 in the amount of US$ 25 each, with a liquidation preference of US$ 250 million, were redeemed on 15 July 2008 at a price equal to US $1,000 per share (consisting of a redemption price of US$ 995.16 plus a special dividend of US$ 4.84 per share), plus accrued dividends.

In June 2008, Stg £700 million Callable Dated Subordinated Fixed/Floating rate notes due July 2023 were issued under the € 30 billion European Medium Term Note Programme. Interest is payable semi-annually at a rate of 7.875% per annum, up to June 5, 2018 and thereafter at a rate of 3.5% above 3 month GBP Libor, payable quarterly.

26 Derivative financial instruments

The following table presents the notional principal amount and fair value of interest rate, exchange rate, equity and credit derivative contracts for 2008 and 2007.

	June 30, 2008			December 31, 2007
	Notional amount € m	Fair values		Notional amount € m	Fair values
		Assets € m	Liabilities € m		Assets € m	Liabilities € m
Interest rate contracts	278,932	3,620	(3,614)	233,463	3,788	(3,289)
Exchange rate contracts	30,097	411	(586)	28,977	381	(426)
Equity contracts	3,853	216	(211)	6,955	387	(387)
Credit derivatives	750	1	(50)	1,117	1	(40)

Total	313,632	4,248	(4,461)	270,512	4,557	(4,142)

Interest rate contracts are entered into for both hedging and trading purposes. Exchange rate, equity and credit derivative contracts are entered into for trading purposes only.

The Group uses the same credit control and risk management policies in undertaking off-balance sheet commitments as it does for on balance sheet lending including counterparty credit approval, limit setting and monitoring procedures. In addition, in relation to derivative instruments, the Group’s exposure to market risk is controlled within the risk limits in the Group’s Interest Rate Risk and Foreign Exchange Risk Policies and is further constrained by the risk parameters incorporated in the Group’s Derivatives Policy as approved by the Board.

27 Capital expenditure

Estimated outstanding commitments for capital expenditure not provided for in the accounts amounted to € 76 million (December 31, 2007: € 126 million; June 30, 2007: € 144 million). Capital expenditure authorised, but not yet contracted for, amounted to € 162 million (December 31, 2007: € 201 million; June 30, 2007: € 195 million).

Notes to the Interim Financial Statements

28 Average balance sheets and interest rates

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for the half-year ended June 30, 2008 and year ended December 31, 2007. The calculation of average balances include daily and monthly averages for reporting units. The average balances used are considered to be representative of the operations of the Group.

	Half-year ended June 30 2008			Year ended December 31, 2007
Assets	Average balance € m	Interest € m	Average rate %	Average balance € m	Interest € m	Average rate %
Loans and receivables to banks
Domestic offices	9,512	185	3.9	9,276	422	4.5
Foreign offices	2,222	48	4.3	1,712	96	5.6
Loans and receivables to customers
Domestic offices	87,915	2,611	6.0	78,806	4,671	5.9
Foreign offices	42,156	1,501	7.2	39,840	2,860	7.2
Trading portfolio financial assets
Domestic offices	6,233	169	5.5	7,848	372	4.7
Foreign offices	771	10	2.6	1,005	21	2.1
Financial investments available for sale
Domestic offices	16,680	384	4.6	16,302	774	4.7
Foreign offices	4,371	114	5.2	4,781	247	5.2

Total interest earning assets
Domestic offices	120,340	3,349	5.6	112,232	6,239	5.6
Foreign offices	49,520	1,673	6.8	47,338	3,224	6.8
Net interest on swaps		3			(106)

Total average interest earning assets	169,860	5,025	5.9	159,570	9,357	5.9
Non-interest earning assets	11,549			10,531

Total average assets	181,409	5,025	5.6	170,101	9,357	5.5

Percentage of assets applicable to foreign activities			29.8			30.4

    Notes to the Interim Financial Statements

28 Average balance sheets and interest rates (continued)

	Half-year ended June 30, 2008			Year ended December 31, 2007
Liabilities and stockholders’ equity	Average balance € m	Interest € m	Average rate %	Average balance € m	Interest € m	Average rate %
Due to banks
Domestic offices	29,517	650	4.4	31,080	1,448	4.7
Foreign offices	3,052	74	4.9	2,682	137	5.1
Due to customers
Domestic offices	43,294	698	3.2	38,401	1,167	3.0
Foreign offices	29,555	643	4.4	27,060	1,199	4.4
Other debt issued
Domestic offices	25,343	575	4.6	24,161	1,069	4.4
Foreign offices	17,698	401	4.6	12,063	667	5.5
Subordinated liabilities
Domestic offices	3,667	92	5.1	3,772	195	5.2
Foreign offices	954	27	5.7	1,009	57	5.6

Total interest earning liabilities
Domestic offices	101,821	2,015	4.0	97,414	3,879	4.0
Foreign offices	51,259	1,145	4.5	42,814	2,060	4.8

Total average interest earning liabilities	153,080	3,160	4.2	140,228	5,939	4.2
Non interest earning liabilities	19,139			21,117

Total liabilities	172,219	3,160	3.7	161,345	5,939	3.7
Ordinary stockholders’ equity	9,190			8,756

Total average liabilities and stockholders’ equity	181,409	3,160	3.5	170,101	5,939	3.5

Percentage of liabilities applicable to foreign operations			33.8			31.5

29 Legal proceedings

AIB Group is not, nor has been, involved in, nor are there, so far as the company is aware, pending or threatened by or against AIB Group any legal or arbitration proceedings which may have, or have had during the previous six months, a significant effect on the financial position of AIB Group.

30 Post-balance sheet events

On 29 July 2008, subsequent to the interim balance sheet date, an interim dividend of EUR 30.6 cent per share was declared by the Board of Directors for payment on September 26, 2008. The interim dividend amounts to € 270 million and has not been recorded as a liability in the balance sheet.

31 Approval of Half-yearly Financial Report

The Half-yearly Financial Report was approved by the Board of Directors on July 29, 2008.

Financial and other information

	Half-year June 30 2008	Half-year June 30 2007	Year December 31 2007
Operating ratios
Operating expenses/operating income	49.2%	51.2%	51.8%
Other income/operating income	23.7%	31.0%	29.8%
Net interest margin:
Group	2.21%	2.20%	2.14%
Domestic	2.23%	2.02%	2.10%
Foreign	2.15%	2.61%	2.46%

Rates of exchange
€/US $
Closing	1.5764	1.3505	1.4721
Average	1.5340	1.3317	1.3749
€/Stg
Closing	0.7923	0.6740	0.7334
Average	0.7729	0.6750	0.6861
€/PLN
Closing	3.3513	3.7677	3.5935
Average	3.4926	3.8439	3.7792

    Financial and other information (continued)

Capital adequacy information

	Basel II June 30 2008 € m	Basel II December 31 2007 € m	Basel I December 31 2007 € m	Basel I June 30 2007 € m
Tier 1
Paid up ordinary share capital	294	294	294	294
Eligible reserves	9,108	8,566	8,566	8,350
Equity minority interests in subsidiaries	405	361	361	318
Supervisory deductions from Core tier 1 capital	(1,203)	(1,176)	(1,176)	(1,210)

Core tier 1 capital	8,604	8,045	8,045	7,752
Non-equity minority interests in subsidiaries	990	990	990	990
Non-cumulative preference shares	—	169	169	184
Non-cumulative perpetual preferred securities	938	972	972	1,014
Reserve capital instruments	497	497	497	497
Supervisory deductions from tier 1 capital	(305)	(286)	(182)	(173)

Total tier 1 capital	10,724	10,387	10,491	10,264

Tier 2
Fixed asset revaluation reserves	246	212	107	107
IBNR provisions	110	101	218	216
Subordinated perpetual loan capital	568	813	813	867
Subordinated term loan capital	3,427	2,651	2,651	2,776
Supervisory deductions from tier 2 capital	(305)	(286)	—	—

Total tier 2 capital	4,046	3,491	3,789	3,966

Gross capital	14,770	13,878	14,280	14,230
Supervisory deductions	(138)	(143)	(182)	(173)

Total capital	14,632	13,735	14,098	14,057

Risk weighted assets
Banking book:
On balance sheet			120,033	115,061
Off-balance sheet			12,408	12,451
			132,441	127,512
Trading book:
Market risks			6,193	7,098
Counterparty and settlement risks			752	686
			6,945	7,784
Credit risk	125,634	121,785
Market risk	5,593	5,796
Operational risk	7,152	6,510

Total risk weighted assets	138,379	134,091	139,386	135,296

Capital ratios
Tier 1	7.7%	7.7%	7.5%	7.6%
Total	10.6%	10.2%	10.1%	10.4%

The Group’s Basel II capital ratios are based on Pillar 1 (‘Minimum Capital Requirements’) under the Capital Requirements Directive. Under Pillar 2 (‘Supervisory Review’) banks may estimate their own capital requirements through an Internal Capital Adequacy Assessment Process (‘ICAAP’) which is subject to supervisory review and evaluation. The ICAAP evaluation is currently in progress.

Responsibility Statement for the half-year ended June 30, 2008

We, being the persons responsible within Allied Irish Banks, p.l.c., confirm that to the best of our knowledge:

(1)	the condensed set of financial statements has been prepared in accordance with International Accounting Standard 34—Interim Financial Reporting, being the international accounting standard applicable to the interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002;

(2)	the interim management report includes a fair review of:

(a)	the important events that have occurred during the first six months of the financial year, and their impact on the condensed set of financial statements;

(b)	the principal risks and uncertainties for the remaining six months of the financial year;

(c)	related parties’ transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or the performance of the enterprise during that period; and

(d)	any changes in the related parties’ transactions described in the last annual report, that could have a material effect on the financial position or performance of the enterprise in the first six months of the current financial year.

Eugene Sheehy	John O’Donnell
Group Chief Executive	Group Finance Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED IRISH BANKS, p.l.c.
(Registrant)

Date: August 6, 2008	By:	JOHN O’DONNELL
	Name:	John O’Donnell
	Title:	Group Finance Director